UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

_____

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

_____

DISTRICT OF COLUMBIA	
VIRGINIA	**53-0127880**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-2000
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

_____

Securities to be registered pursuant to Section 12(b) of the Act:

None

_____

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of class)

	TABLE OF CONTENTS	

Explanatory Note

Potomac Electric Power Company (Pepco), a subsidiary of Pepco Holdings, Inc., meets the conditions set forth in General Instruction I(1)(a) and I(1)(b) of Form 10-K. In accordance with Securities and Exchange Commission guidelines, this Registration Statement on Form 10 omits the disclosure items that correspond to the disclosure items that Pepco is permitted to omit from a Form 10-K pursuant to General Instruction I(1)(a) and I(1)(b).

ITEM 1. BUSINESS

Potomac Electric Power Company (Pepco) is engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George's and Montgomery Counties in suburban Maryland. Pepco was incorporated in Washington, D.C. in 1896 and became a domestic Virginia corporation in 1949. Pepco is a wholly owned subsidiary of Pepco Holdings, Inc. (Pepco Holdings or PHI). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and Pepco and certain activities of Pepco are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) and PUHCA 2005.

Pepco is responsible for the delivery of electricity in its service territory. Pepco also supplies electricity at regulated rates to retail customers in its territories who do not elect to purchase electricity from a competitive supplier, which is referred to herein as Standard Offer Service (SOS) or Default Electricity Supply.

Pepco's service territory covers approximately 640 square miles and has a population of 2.1 million. As of December 31, 2006, Pepco delivered electricity to 753,000 customers (of which 240,960 were located in the District of Columbia and 512,040 were located in Maryland), as compared to 747,000 customers as of December 31, 2005 (of which 239,040 were located in the District of Columbia and 507,960 were located in Maryland). In 2006, Pepco delivered a total of 26,488,000 megawatt hours of electricity, of which 29% was delivered to residential customers, 51% to commercial customers, and 20% to United States and District of Columbia government customers. In 2005, Pepco delivered 27,594,000 megawatt hours of electricity, of which 30% was delivered to residential customers, 51% to commercial customers, and 19% to United States and District of Columbia government customers.

Historically, electric utilities, including Pepco, were vertically integrated businesses that generated all or a substantial portion of the electric power supply that they delivered to customers in their service territories over their own distribution facilities. Customers were charged a bundled rate approved by the applicable regulatory authority that covered both the supply and delivery components of the retail electric service. However, legislative and regulatory actions in Pepco's service territory have resulted in the "unbundling" of the supply and delivery components of retail electric service and in the opening of the supply component to competition from non-regulated providers. Accordingly, while Pepco continues to be responsible for the distribution of electricity in its service territory, as the result of deregulation, customers in its service territory now are permitted to choose their electricity supplier from among a number of non-regulated, competitive suppliers. Customers who do not choose a competitive supplier receive Default Electricity Supply on terms that vary depending on the service territory.

Pepco has been providing SOS in Maryland since July 2004. Pursuant to an order issued by the Maryland Public Service Commission (MPSC), Pepco will continue to be obligated to provide SOS to residential and small commercial customers indefinitely, until further action of the Maryland General Assembly, and to medium-sized commercial customers through May 2009. Pepco also has an ongoing obligation to provide SOS service at hourly priced rates to the largest customers. Pepco purchases the power supply required to satisfy its Maryland SOS obligation from wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved by the MPSC. Pepco is entitled to recover from its SOS customers the cost of the SOS supply plus a margin. Pepco is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both SOS customers and customers in Maryland who have selected another energy supplier.

Pepco has been providing SOS in the District of Columbia since February 2005. Pursuant to orders issued by the District of Columbia Public Service Commission (DCPSC), Pepco will continue to be obligated to provide SOS for small commercial and residential customers through May 2011 and for large commercial customers through May 2009. Pepco purchases the power supply required to satisfy its District of Columbia SOS obligation from wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved by the DCPSC. Pepco is entitled to recover from its SOS customers the costs associated with the acquisition of the SOS supply, plus administrative charges that are intended to allow Pepco to recover the administrative costs incurred to provide the SOS. Pepco is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both SOS customers and customers in the District of Columbia who have selected another energy supplier.

For the year ended December 31, 2006, 60% of Pepco's Maryland sales (measured by megawatt hours) were to SOS customers, as compared to 62% in 2005, and 57% of its District of Columbia sales were to SOS customers, as compared to 41% in 2005.

The transmission facilities owned by Pepco are interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid over which electricity is transmitted throughout the eastern United States. FERC has designated a number of regional transmission organizations to coordinate the operation and planning of portions of the interstate transmission grid. Pepco is a member of the PJM Regional Transmission Organization. PJM Interconnection, LLC (PJM) provides transmission planning functions and acts as the independent system operator for the PJM Regional Transmission Organization. In this capacity, PJM coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. FERC has designated PJM as the sole provider of transmission service in the PJM region. Any entity that wishes to have electricity delivered at any point in the PJM region must obtain transmission services from PJM at rates approved by FERC. In accordance with FERC rules, Pepco and the other transmission-owning utilities in the region make their transmission facilities available to PJM and PJM directs and controls the operation of these transmission facilities. In return for the use of their transmission facilities, PJM pays the transmission owners fees approved by FERC.

Seasonality

Pepco's business is seasonal and weather patterns can have a material impact on operating performance. In the region served by Pepco, demand for electricity is generally higher in the summer months associated with cooling and in the winter months associated with heating, as compared to other times of the year. Historically, Pepco's operations have generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

Regulation

Pepco's retail operations, including the rates it is permitted to charge customers for the delivery of electricity, are subject to regulation by governmental agencies in the jurisdictions in which it provides utility service. Pepco's electricity delivery operations are regulated in Maryland by the MPSC and in Washington, D.C. by the DCPSC. Pepco's wholesale and transmission operations for electricity are regulated by FERC.

Employees

At December 31, 2006, Pepco had 1,413 employees, 1,084 of which are covered by collective bargaining agreements with various locals of the International Brotherhood of Electrical Workers.

Environmental Matters

Pepco is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. Pepco may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices.

Water Quality Regulation

Section 402(a) of the federal Water Pollution Control Act, also known as the Clean Water Act (CWA), establishes the basic legal structure for regulating the discharge of pollutants from point sources to surface waters of the United States. Among other things, CWA Section 402(a) requires that any person wishing to discharge pollutants from a point source (generally a confined, discrete conveyance such as a pipe) obtain a National Pollutant Discharge Elimination System (NPDES) permit issued by the U.S. Environmental Protection Agency (EPA) or by a state agency under a federally authorized state program.

Pepco discharges water from a service center located in the District of Columbia under a NPDES permit issued by EPA in November 2000. Pepco filed a petition with the EPA Environmental Appeals Board seeking review and reconsideration of certain provisions of EPA's permit determination. In May 2001, Pepco and EPA reached a settlement on Pepco's petition, under which EPA withdrew certain contested provisions and agreed to issue a revised draft permit for public comment. The EPA has not issued the revised draft permit. A timely renewal application was filed in May 2005 and Pepco is operating under the November 2000 permit, excluding the withdrawn conditions, in accordance with the settlement agreement.

Hazardous Substance Regulation

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), authorizes the EPA, and comparable state laws authorize state environmental authorities, to issue orders and bring enforcement actions to compel responsible parties to investigate and take remedial actions at any site that is determined to present an actual or potential threat to human health or the environment because of an actual or threatened release of one or more hazardous substances. Parties that generated or transported hazardous substances to such sites, as well as the owners and operators of such sites, may be deemed liable under CERCLA or comparable state laws. Pepco has been named by the EPA or a state environmental agency as a potentially responsible party at certain contaminated sites. For a discussion of certain environmental proceedings, see Item 8. "Legal Proceedings -- Environmental."

ITEM 1A. RISK FACTORS

The business of Pepco is subject to numerous risks and uncertainties, including the events or conditions identified below. The occurrence of one or more of these events or conditions could have an adverse effect on the business of Pepco, including, depending on the circumstances, its financial condition, results of operations and cash flows.

Pepco is a public utility that is subject to substantial governmental regulation, and unfavorable regulatory treatment could have a negative affect.

Pepco's utility business is subject to regulation by various federal, state and local regulatory agencies that significantly affects its operations. Pepco's operations are regulated in Maryland by the MPSC and in Washington, D.C. by the DCPSC with respect to, among other things, the rates it can charge retail customers for the supply and distribution of electricity. In addition, the rates that Pepco can charge for electricity transmission are regulated by FERC. Pepco cannot change supply, distribution or transmission rates without approval by the applicable regulatory authority. While the approved distribution and transmission rates are intended to permit Pepco to recover its costs of service and earn a reasonable rate of return, Pepco's profitability is affected by the rates it is able to charge. In addition, if the costs incurred by Pepco in operating its transmission and distribution facilities exceed the allowed amounts for costs included in the approved rates, Pepco's financial results will be adversely affected.

Pepco also is required to have numerous permits, approvals and certificates from governmental agencies that regulate its business. Pepco believes that it has obtained or sought renewal of the material permits, approvals and certificates necessary for its existing operations and that its business is conducted in accordance with applicable laws; however, Pepco is unable to predict the impact of future regulatory activities of any of these agencies on its business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require Pepco to incur additional expenses or to change the way it conducts its operations.

Pepco's business could be adversely affected by the Mirant bankruptcy.

In 2000, Pepco sold substantially all of its electricity generation assets to Mirant Corporation and its subsidiaries (together with its predecessors, Mirant). As part of the sale, Pepco entered into several ongoing contractual arrangements with Mirant. In 2003, Mirant filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the Bankruptcy Court). In May 2006, Pepco, PHI and certain affiliated companies entered into a Settlement Agreement and Release with Mirant (the Settlement Agreement), which, subject to court approval, settles all outstanding issues among the parties arising from or related to the Mirant bankruptcy. In August 2006, the Bankruptcy Court approved the Settlement Agreement, which has been affirmed by the U.S. District Court for the Northern District of Texas (the District Court). An appeal of the District Court order is pending before the United States Court of Appeals for the Fifth Circuit (the Fifth Circuit). Depending on the outcome of these proceedings, the Mirant bankruptcy could have an adverse effect on Pepco.

Pepco may be required to make additional divestiture proceeds gain-sharing payments to customers in the District of Columbia and Maryland.

Pepco currently is involved in regulatory proceedings in Maryland and the District of Columbia related to the sharing of the net proceeds from the sale of its generation-related assets. The principal issue in the proceedings is whether Pepco should be required to share with customers the excess deferred income taxes and accumulated deferred investment tax credits associated with the sold assets and, if so, whether such sharing would violate the normalization provisions of the Internal Revenue Code and its implementing regulations. Depending on the outcome of the proceedings, Pepco could be required to make additional gain-sharing payments to customers and payments to the Internal Revenue Service (IRS) in the amount of the associated accumulated deferred investment tax credits, and Pepco might be unable to use accelerated depreciation on District of Columbia and Maryland allocated or assigned property.

The operating results of Pepco fluctuate on a seasonal basis and can be adversely affected by changes in weather.

Pepco's electric utility business is seasonal and weather patterns can have a material impact on its operating performance. Demand for electricity is generally greater in the summer months associated with cooling and in the winter months associated with heating as compared to other times of the year. Accordingly, Pepco historically has generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

Pepco's facilities may not operate as planned or may require significant maintenance expenditures, which could decrease its revenues or increase its expenses.

Operation of transmission and distribution facilities involves many risks, including the breakdown or failure of equipment, accidents, labor disputes and performance below expected levels. Older facilities and equipment, even if maintained in accordance with sound engineering practices, may require significant capital expenditures for additions or upgrades to keep them operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Natural disasters and weather-related incidents, including tornadoes, hurricanes and snow and ice storms, also can disrupt transmission and distribution delivery systems. Operation of transmission and distribution facilities below expected capacity levels can reduce revenues and result in the incurrence of additional expenses that may not be recoverable from customers or through insurance. Furthermore, if Pepco is unable to perform its contractual obligations for any of these reasons, it may incur penalties or damages.

Pepco's transmission facilities are interconnected with the facilities of other transmission facility owners whose actions could have a negative impact on Pepco's operations.

The transmission facilities of Pepco are directly interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid. FERC has designated a number of regional transmission operators to coordinate the operation of portions of the interstate transmission grid. Pepco is a member of PJM, which is the regional transmission operator that coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. Pepco operates its transmission facilities under the direction and control of PJM. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other regional transmission operators may not always be adequate to prevent problems at other utilities from causing service interruptions in the transmission facilities of Pepco. If Pepco were to suffer such a service interruption, it could have a negative impact on its business.

The cost of compliance with environmental laws is significant and new environmental laws may increase Pepco's expenses.

Pepco's operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to water quality, spill prevention, waste management, natural resources, site remediation, and health and safety. These laws and regulations require Pepco to make significant expenditures to, among other things, conduct site remediation and perform environmental monitoring. If Pepco fails to comply with applicable environmental laws and regulations, even if caused by factors beyond its control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

In addition, Pepco is required costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval, or if Pepco fails to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on Pepco's operations or require it to incur significant additional costs. Pepco's current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Failure to retain and attract key skilled professional and technical employees could have an adverse effect on Pepco's operations.

The ability of Pepco to implement its business strategy is dependent on its ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high and the inability to retain and attract these employees could adversely affect the company's business, operations, and financial condition.

Changes in technology may adversely affect Pepco's business.

Increased conservation efforts and advances in technology could reduce demand for electricity supply and distribution, which could adversely affect Pepco's business. Changes in technology also could alter the channels through which retail electric customers buy electricity, which could adversely affect Pepco's business.

Pepco's business operations could be adversely affected by terrorism.

The threat of, or actual acts of, terrorism may affect Pepco's operations in unpredictable ways and may cause changes in the insurance markets, force Pepco to increase security measures and cause disruptions of power markets. If any of Pepco's infrastructure facilities, such as its transmission or distribution facilities were to be a direct target, or an indirect casualty, of an act of terrorism, its operations could be adversely affected. Corresponding instability in the financial markets as a result of terrorism also could affect the ability of Pepco to raise needed capital.

Pepco's insurance coverage may not be sufficient to cover all casualty losses that it might incur.

Pepco currently has insurance coverage for its facilities and operations in amounts and with deductibles that it considers appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

Pepco's revenues, profits and cash flows may be adversely affected by economic conditions.

Periods of slowed economic activity generally result in decreased demand for power, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for Pepco.

Pepco is dependent on its ability to successfully access capital markets. An inability to access capital may adversely affect its business.

Pepco relies on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy its capital requirements not satisfied by the cash flow from its operations. Capital market disruptions, or a downgrade in Pepco's credit ratings, would increase the cost of borrowing or could adversely affect its ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

- recession or an economic slowdown;
- the bankruptcy of one or more energy companies;
- significant increases in the prices for oil or other fuel;
- a terrorist attack or threatened attacks; or
- a significant transmission failure.

Energy companies are subject to adverse publicity, which may render Pepco vulnerable to negative regulatory and litigation outcomes.

The energy sector has been among the sectors of the economy that have been the subject of highly publicized allegations of misconduct in recent years. In addition, many utility companies have been publicly criticized for their performance during recent natural disasters and weather related incidents. Adverse publicity of this nature may render legislatures, regulatory authorities, and other government officials less likely to view energy companies such as Pepco in a favorable light and may cause Pepco to be susceptible to adverse outcomes with respect to decisions by such bodies.

Because Pepco is a wholly owned subsidiary of PHI, PHI can exercise substantial control over its dividend policy and business and operations.

All of the members of Pepco's board of directors are employees of an affiliate of PHI and many of Pepco's executive officers are officers of PHI. Among other decisions, Pepco's board is responsible for decisions regarding payment of dividends, financing and capital raising activities, and acquisition and disposition of assets. Within the limitations of applicable law, and subject to the financial covenants under Pepco's outstanding debt instruments, Pepco's board of directors will base its decisions concerning the amount and timing of dividends, and other business decisions, on Pepco's earnings, cash flow and capital structure, but may also take into account the business plans and financial requirements of PHI and its other subsidiaries.

Forward Looking Statements

Some of the statements contained in this registration statement on Form 10 are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause Pepco's or Pepco's industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco's control and may cause actual results to differ materially from those contained in forward-looking statements:

- Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition;

- Changes in and compliance with environmental and safety laws and policies;

- Weather conditions;

- Population growth rates and demographic patterns;

- General economic conditions, including potential negative impacts resulting from an economic downturn;

- Growth in demand, sales and capacity to fulfill demand;

- Changes in tax rates or policies or in rates of inflation;

- Changes in project costs;

- Unanticipated changes in operating expenses and capital expenditures;

- The ability to obtain funding in the capital markets on favorable terms;

- Restrictions imposed by Federal and/or state regulatory commissions;

- Legal and administrative proceedings (whether civil or criminal) and settlements that influence Pepco's business and profitability;

- Volatility in market demand and prices for electricity;

- Interest rate fluctuations and credit market concerns; and

- Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as to the date of this registration statement and Pepco undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco to predict all of such factors, nor can Pepco assess the impact of any such factor on Pepco's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

The foregoing review of factors should not be construed as exhaustive.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

Information for this item is not required as Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following results of operations discussion is for the year ended December 31, 2006 compared to the year ended December 31, 2005. Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note." Accordingly, a discussion of Pepco's liquidity and capital resources, which otherwise would be required, has been omitted. All amounts in the tables (except sales and customers) are in millions.

Operating Revenue

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Regulated T&D Electric Revenue	$ 854.1	$ 885.3	$(31.2)
Default Supply Revenue	1,331.7	929.8	401.9
Other Electric Revenue	30.7	30.2	.5
Total Operating Revenue	$ 2,216.5	$ 1,845.3	$371.2

The table above shows the amount of Operating Revenue earned that is subject to price regulation (Regulated Transmission and Distribution (T&D) Electric Revenue and Default Supply Revenue) and that which is not subject to price regulation (Other Electric Revenue). Regulated T&D Electric Revenue consists of the revenue Pepco receives for delivery of electricity to its customers for which service Pepco is paid regulated rates. Default Supply Revenue is the revenue received from Default Electricity Supply. The costs related to the supply of electricity are included in Fuel and Purchased Energy expense. Other Electric Revenue includes revenue for work and services performed on behalf of customers including other utilities that is not subject to price regulation. Work and services includes mutual assistance to other utilities, highway relocation, rents, late payments, and collection fees.

Regulated T&D Electric

Regulated T&D Electric Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 244.7	$ 253.4	$ (8.7)
Commercial	501.8	513.9	(12.1)
Industrial	-	-	-
Other (Includes PJM)	107.6	118.0	(10.4)
Total Regulated T&D Electric Revenue	$ 854.1	$ 885.3	$ (31.2)

Regulated T&D Electric Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	7,694	8,024	(330)
Commercial	18,632	19,407	(775)
Industrial	-	-	-
Other	162	163	(1)
Total Regulated T&D Electric Sales	26,488	27,594	(1,106)

Regulated T&D Electric Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	680	674	6
Commercial	73	73	-
Industrial	-	-	-
Other	-	-	-
Total Regulated T&D Electric Customers	753	747	6

Regulated T&D Electric Revenue decreased by $31.2 million primarily due to the following: (i) $24.6 million decrease due to lower weather-related sales, the result of a 15% decrease in the daily difference in degrees by which the mean (high and low divided by 2) dry bulb temperature is below a base of 65 degrees Fahrenheit (Heating Degree Days) and 11% decrease in the daily difference in degrees by which the mean (high and low divided by two) dry bulb temperature is above a base of 65 degrees Fahrenheit (Cooling Degree Days), in 2006, (ii) $9.8 million decrease in network transmission revenues due to a decrease in PJM zonal transmission rates, (iii) $7.1 million decrease in estimated unbilled revenue due to an adjustment recorded in the fourth quarter of 2005, primarily reflecting a modification of the estimation process (including $3.3 million of tax pass-throughs), offset by (iv) $7.6 million increase due to customer growth of 0.8%, and (v) $7.4 million increase primarily due to differences in consumption among the various customer rate classes.

Default Electricity Supply

Default Supply Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 611.8	$ 470.1	$ 141.7
Commercial	712.6	455.0	257.6
Industrial	-	-	-
Other (Includes PJM)	7.3	4.7	2.6
Total Default Supply Revenue	$1,331.7	$ 929.8	$ 401.9

Default Electricity Supply Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	7,269	7,446	(177)
Commercial	8,160	7,170	990
Industrial	-	-	-
Other	33	60	(27)
Total Default Electricity Supply Sales	15,462	14,676	786

Default Electricity Supply Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	652	641	11
Commercial	54	61	(7)
Industrial	-	-	-
Other	-	-	-
Total Default Electricity Supply Customers	706	702	4

Default Supply Revenue increased by $401.9 million primarily due to: (i) $346.7 million in higher retail energy rates, primarily resulting from new market based rates in the District of Columbia, in February 2005 and June 2006, and in Maryland June 2006, (ii) $78.2 million increase due to higher Default Electricity Supply sales in 2006, offset by (iii) $40.9 million decrease due to weather-related sales, the result of 15% decrease in Heating Degree Days and 11% decrease in Cooling Degree Days in 2006 (partially offset in Fuel and Purchased Energy expense).

For the year ended December 31, 2006, Pepco's Maryland customers served by Pepco represented 60% of Pepco's total Maryland sales, and Pepco's District of Columbia customers served by Pepco represented 57% of Pepco's total District of Columbia sales. For the year ended December 31, 2005, Pepco's Maryland customers served by Pepco represented 62% of Pepco's total Maryland sales, and Pepco's District of Columbia customers served by Pepco represented 41% of Pepco's total District of Columbia sales.

Operating Expenses

Fuel and Purchased Energy

Fuel and Purchased Energy associated with Default Electricity Supply sales increased by $386.0 million to $1,299.7 million in 2006, from $913.7 million in 2005. The increase is primarily due to: (i) $337.3 million increase in average energy costs, the result of new supply contracts in June 2006 and 2005, (ii) $116.4 million increase due to increased Default Electricity Supply load in 2006, partially offset by (iii) $69.5 million decrease in sales and rate variances, primarily due to weather and customer usage (partially offset in Default Supply Revenue).

Other Operation and Maintenance

Other Operation and Maintenance expenses decreased by $3.0 million to $277.3 million in 2006, from $280.3 million in 2005. The decrease was primarily due to the following: (i) $7.0 million decrease in legal expenses primarily related to Mirant Corporation and its predecessors and its subsidiaries (Mirant),

(ii) $5.6 million decrease in corporate allocations, (iii) $3.9 million decrease due to a write-off of software in 2005, offset by (iv) $5.2 million increase in Default Electricity Supply costs (partially deferred and recoverable), (v) $4.9 million increase due to the 2005 Mirant uncollectible reserve reduction, and (vi) $4.0 million increase in information technology business systems costs.

Depreciation and Amortization

Depreciation and Amortization expenses increased by $4.4 million to $166.2 million in 2006, from $161.8 million in 2005 primarily due to plant additions.

Other Taxes

Other Taxes decreased by $3.0 million to $273.1 million in 2006, from $276.1 million in 2005. The decrease was primarily due to (i) $7.2 million decrease due to lower pass-throughs, resulting from lower Gwh sales (partially offset in Regulated T&D Revenue), partially offset by (ii) a $4.8 million District of Columbia delivery tax adjustment that corrected amounts that were previously recorded.

Gain on Sales of Assets

The Gain on Sales of Assets of $72.4 million in 2005 primarily resulted from a $68.1 million gain from the sale of non-utility land located at Buzzard Point in the District of Columbia.

Gain on Settlement of Claims with Mirant

The Gain on Settlement of Claims with Mirant of $70.5 million in 2005 represents a settlement (net of customer sharing) with Mirant of Pepco's $105 million allowed, pre-petition general unsecured claim against Mirant ($70 million gain) and a Pepco asbestos claim against the Mirant bankruptcy estate ($.5 million gain).

Other Income (Expenses)

Other Expenses decreased by $6.3 million to a net expense of $57.4 million in 2006, from a net expense of $63.7 million in 2005. This decrease was primarily due to a decrease in interest expense resulting from debt maturities.

Income Tax Expense

Pepco's effective tax rate for the year ended December 31, 2006 was 40% as compared to the federal statutory rate of 35%. The major reasons for this difference were state income taxes (net of federal benefit) and the flow-through of certain book tax depreciation and amortization differences, partially offset by the flow-through of tax credits and the flow-through of certain asset removal costs.

Pepco's effective tax rate for the year ended December 31, 2005 was 44% as compared to the federal statutory rate of 35%. The major reasons for this difference were state income taxes (net of federal benefit), the flow-through of certain book tax depreciation and amortization differences, and changes in estimates related to tax liabilities of prior tax years subject to audit (primarily due to the mixed service costs issued under Internal Revenue Service Revenue Ruling 2005-53), partially offset by the flow-through of tax credits.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Pepco's debt is subject to the risk of fluctuating interest rates in the normal course of business. Pepco manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. The effect of a hypothetical 10% change in interest rates on the annual interest costs for short-term debt was approximately $.8 million as of December 31, 2006.

ITEM 3. PROPERTIES

At December 31, 2006, Pepco's electric transmission and distribution system consisted of approximately 860 transmission circuit miles of overhead lines, 140 transmission circuit miles of underground cables, 8,200 distribution circuit miles of overhead lines, and 10,200 distribution circuit miles of underground cables.

Pepco also operates a distribution system control center in Maryland. The computer equipment and systems contained in the control center are financed through a sale and leaseback transaction.

Substantially all of the transmission and distribution property, plant and equipment owned by Pepco is subject to the liens of the mortgages under which Pepco issues first mortgage bonds. See Note 7 to Pepco's Financial Statements for the year ended December 31, 2006 included in Item 13. "Financial Statements and Supplementary Data."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information for this item is not required because Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Information for this item is not required because Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 6. EXECUTIVE COMPENSATION

Information for this item is not required because Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information for this item is not required because Pepco is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 8. LEGAL PROCEEDINGS

General Litigation

Pepco is a party to various legal proceedings arising in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, Pepco does not expect that these proceedings will have a material effect upon its financial condition or results of operations.

During 1993, Pepco was served with Amended Complaints filed in the state Circuit Courts of Prince George's County, Baltimore City and Baltimore County, Maryland in separate ongoing, consolidated proceedings known as "In re: Personal Injury Asbestos Case." Pepco and other corporate entities were brought into these cases on a theory of premises liability. Under this theory, the plaintiffs argued that Pepco was negligent in not providing a safe work environment for employees or its contractors, who allegedly were exposed to asbestos while working on Pepco's property. Initially, a total of approximately 448 individual plaintiffs added Pepco to their complaints. While the pleadings are not entirely clear, it appears that each plaintiff sought $2 million in compensatory damages and $4 million in punitive damages from each defendant.

Since the initial filings in 1993, additional individual suits have been filed against Pepco, and significant numbers of cases have been dismissed. As a result of two motions to dismiss, numerous hearings and meetings and one motion for summary judgment, Pepco has had approximately 400 of these cases successfully dismissed with prejudice, either voluntarily by the plaintiff or by the court. As of January 31, 2007, there are approximately 180 cases still pending against Pepco in the State Courts of Maryland; of which approximately 85 cases were filed after December 19, 2000, and have been tendered to Mirant for defense and indemnification pursuant to the terms of the agreement for the sale by Pepco of its generation assets to Mirant under which Mirant has agreed to assume responsibility for these cases.

While the aggregate amount of monetary damages sought in the remaining suits (excluding those tendered to Mirant) exceeds $360 million, Pepco believes the amounts claimed by current plaintiffs are greatly exaggerated. The amount of total liability, if any, and any related insurance recovery cannot be determined at this time; however, based on information and relevant circumstances known at this time, Pepco does not believe these suits will have a material adverse effect on its financial position, results of operations or cash flows. However, if an unfavorable decision were rendered against Pepco, it could have a material adverse effect on Pepco's financial position, results of operations or cash flows.

Mirant Litigation

In 2000, Pepco sold substantially all of its electricity generation assets to Mirant (formerly Southern Energy, Inc.). In July 2003, Mirant filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court. On December 9, 2005, the Bankruptcy Court approved Mirant's Plan of Reorganization, and the Mirant business emerged from bankruptcy on January 3, 2006, as a new corporation of the same name. In May 2006, Pepco, PHI and certain affiliated companies entered into the Settlement Agreement, which, subject to court approval, settles all outstanding issues among the parties arising from or related to the Mirant bankruptcy. In August 2006, the Bankruptcy Court approved the Settlement Agreement, which has been affirmed by the District Court. An appeal of the District Court's order is pending before the Fifth Circuit.

Environmental Litigation

Pepco is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. Pepco may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from Pepco's customers, environmental clean-up costs incurred by Pepco would be included in its cost of service for ratemaking purposes.

In the early 1970s, Pepco sold scrap transformers, some of which may have contained some level of polychlorinated biphenyls (PCBs), to a metal reclaimer operating at the Metal Bank/Cottman Avenue site in Philadelphia, Pennsylvania, owned by a nonaffiliated company. In December 1987, Pepco was notified by the EPA that it, along with a number of other utilities and non-utilities, was a potentially responsible party (PRP) in connection with the PCB contamination at the site.

In 1994, an RI/FS including a number of possible remedies was submitted to the EPA. In 1997, the EPA issued a Record of Decision that set forth a selected remedial action plan with estimated implementation costs of approximately $17 million. In 1998, the EPA issued a unilateral administrative order to Pepco and 12 other PRPs directing them to conduct the design and actions called for in its decision. In May 2003, two of the potentially liable owner/operator entities filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In October 2003, the bankruptcy court confirmed a reorganization plan that incorporates the terms of a settlement among the two debtor owner/operator entities, the United States and a group of utility PRPs including Pepco (the Utility PRPs). Under the bankruptcy settlement, the reorganized entity/site owner will pay a total of $13.25 million to remediate the site (the Bankruptcy Settlement).

In March 2006, the U.S. District Court for the Eastern District of Pennsylvania approved global consent decrees for the Metal Bank/Cottman Avenue site, entered into on August 23, 2005, involving the Utility PRPs, the U.S. Department of Justice, EPA, the city of Philadelphia and two owner/operators of the site. Under the terms of the settlement, the two owner/operators will make payments totaling $5.55 million to the U.S. and totaling $4.05 million to the Utility PRPs. The Utility PRPs will perform the remedy at the site and will be able to draw on the $13.25 million from the Bankruptcy Settlement to accomplish the remediation (the Bankruptcy Funds). The Utility PRPs will contribute funds to the extent remediation costs exceed the Bankruptcy Funds available. The Utility PRPs also will be liable for EPA costs associated with overseeing the monitoring and operation of the site remedy after the remedy construction is certified to be complete and also the cost of performing the "5 year" review of site conditions required by CERCLA. Any Bankruptcy Funds not spent on the remedy may be used to cover the Utility PRPs' liabilities for future costs. No parties are released from potential liability for damages to natural resources.

As of December 31, 2006, Pepco had accrued $1.7 million to meet its liability for a remedy at the Metal Bank/Cottman Avenue site. While final costs to Pepco of the settlement have not been determined, Pepco believes that its liability at this site will not have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

All of Pepco's common stock is held by Pepco Holdings, and accordingly there is no public market for Pepco's common stock. As of the date of this registration statement, there are no shares of Pepco common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, Pepco common stock. No shares of Pepco common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the Securities Act).

The table below presents the aggregate amount of common stock dividends paid by Pepco to PHI during the periods indicated.

Period	Aggregate Dividends
2006:	
First Quarter	$ 15,000,000
Second Quarter	49,000,000
Third Quarter	-
Fourth Quarter	35,000,000
	$ 99,000,000
2005:	
First Quarter	$ 14,933,000
Second Quarter	-
Third Quarter	48,000,000
Fourth Quarter	-
	$ 62,933,000

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On April 13, 2006 (the Closing Date), Pepco completed a tax-exempt bond financing in which the Maryland Economic Development Corporation (Medco) issued and sold $109,500,000 aggregate principal amount of its Maryland Economic Development Corporation Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 2006 Series (the Medco Bonds). The entire $109,500,000 of proceeds were, in turn, loaned by Medco to Pepco pursuant to a Loan Agreement, dated as of April 1, 2006, between Medco and Pepco (the Loan Agreement). Pepco used the proceeds to effect the redemption of all of the outstanding (i) $30,000,000 in aggregate principal amount of Prince George's County, Maryland Pollution Control Revenue Refunding Bonds (Potomac Electric Project) 1992 Series, (ii) $37,000,000 in aggregate principal amount of Prince George's County, Maryland Pollution Control Revenue Refunding Bonds (Potomac Electric Project) 1993 Series and (iii) $42,500,000 in aggregate principal amount of Montgomery County, Maryland Pollution Control Revenue Refunding Bonds (Potomac Electric Project) 1994 Series. The Medco Bonds mature on September 1, 2022 and bear interest at an auction rate, daily rate, weekly rate, flexible rate, or term rate, as determined from time to time by Pepco. Pepco's payment obligations under the Loan Agreement correspond to the payments of principal, premium, if any, and interest when and as due on the Medco Bonds.

The regularly scheduled payments of principal and interest on the Medco Bonds are insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation (Ambac) pursuant to an Insurance Agreement, dated as of April 1, 2006, between Ambac and Pepco (the Insurance Agreement). In order to secure its obligations to Ambac under the Insurance Agreement, Pepco on the Closing Date issued to Ambac $109,500,000 in aggregate principal amount of its Senior Notes, Medco Series due September 1, 2022 (the Senior Notes). To the extent the issuance of Senior Notes by Pepco constitutes a sale under the Securities Act, the offer and sale of the Senior Notes qualifies as an exempt transaction under Section 4(2). Payment by Pepco of its obligations under the Loan Agreement discharges the corresponding payment obligations on the Senior Notes. The Senior Notes were issued under the Indenture, dated as of November 17, 2003 (the Senior Indenture), between Pepco and The Bank of New York, as trustee (the Trustee). Simultaneously with the issuance of the Senior Notes, Pepco issued and delivered to the Trustee, for the benefit of the holders of the Senior Notes in order to secure Pepco's obligations under the Senior Notes, $109,500,000 in aggregate principal amount of First Mortgage Bonds, Medco Collateral Series due September 1, 2022 (the Collateral Bonds). The Collateral Bonds were issued under the Mortgage and Deed of Trust, dated July 1, 1936, between Pepco and The Bank of New York, as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.), as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of April 1, 2006 (the Supplemental Indenture), relating to the issuance of the Collateral Bonds. Payment or deemed payment by Pepco of its obligations under the Senior Notes discharges the corresponding payment obligations on the Collateral Bonds. In accordance with the terms of the Senior Indenture, on the release date the Collateral Bonds will cease to secure the Senior Notes and the Senior Notes will become Pepco's general unsecured obligations and rank on a parity with Pepco's other unsecured and unsubordinated indebtedness.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Authorized and Outstanding Shares

Under its certificate of incorporation, Pepco is authorized to issue up to (i) 200,000,000 shares of common stock, par value of $.01 per share and (ii) 6,000,000 shares of preferred stock, par value of $.01 per share. As of December 31, 2006, 100 shares of common stock were outstanding, and no shares of preferred stock were outstanding. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividend Rights

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to such dividends as may be declared from time to time by Pepco's Board of Directors. Pepco may pay dividends on the common stock from any funds, property or shares legally available for this purpose.

Voting Rights and Cumulative Voting

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights

The holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of Pepco.

Liquidation Rights

In the event Pepco is liquidated, dissolved or wound up, after payment (or making provision for payment) of Pepco's debts and liabilities and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of common stock are entitled to receive the balance of our remaining assets, if any.

Transfer Agent and Registrar

Pepco Holdings serves as a transfer agent and registrar for the Pepco common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 29-101.04(16) of the District of Columbia Business Corporation Act, a District of Columbia corporation has the power to indemnify any of its directors or officers against expenses incurred in the defense of any action, suit or proceeding to which such person is made party by reason of being or having been a director or officer of the corporation, except in relation to matters as to which any such director or officer shall be adjudged to be liable for negligence or misconduct in the performance of duty. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or otherwise.

Under Section 13.1-697 and Section 13.1-702 of the Virginia Stock Corporation Act (VSCA), a Virginia corporation may indemnify any director or officer who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding if the director conducted himself in good faith and (i) believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation or, in the case of other conduct, that his conduct was at least not opposed to the best interests of the corporation, or (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, except that, unless ordered by a court, a corporation may not indemnify a director or officer in connection with (i) a proceeding by or in the right of the corporation in which the director or officer was found liable to the corporation, other than for reasonable expenses or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received.

Under Section 13.1-698 and Section 13.1-702 of the VSCA, unless limited by its Articles of Incorporation, a Virginia corporation is required to indemnify any director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The By-Laws of Pepco provide that Pepco shall, to the fullest extent permitted by law, indemnify each director or officer and each former director and officer of Pepco against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer, except in relation to matters as to which such director or officer shall be finally adjudged in such action, suit or proceeding to have knowingly violated the criminal law or to be liable for willful misconduct in the performance of his or her duty to Pepco; and that such indemnification shall be in addition to, but that such indemnification rights shall not be exclusive of, any other rights to which such person may be entitled under any by-law, agreement, vote of stockholders, or otherwise.

Pepco is a wholly owned subsidiary of Pepco Holdings. To the extent that any officer or director of Pepco is determined to be serving in such capacity at the direction of Pepco Holdings, such person also may be entitled to indemnification under the Delaware General Corporation Law and/or the Certificate of Incorporation of Pepco Holdings.

Pepco Holdings maintains a directors' and officers' liability policy, which provides coverage for liability and expenses incurred by its directors and officers and those of its subsidiaries, including Pepco, by reason of any actual or alleged breach of duty, neglect, error, misstatement, misleading statement or omission actually or allegedly caused, committed or attempted by such directors or officers while acting in their capacity as such, or claimed against them solely by reason of their being directors or officers. The policy contains certain exclusions, including (i) dishonest, criminal or malicious acts or omissions, (ii) intentional fraud, (iii) self-dealing, (iv) dealing for self-enrichment, (v) knowing or intentional violations of a statute or regulation and (vi) claims brought on behalf of the corporation or any individual director (other than a derivative action brought by independent persons).

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Potomac Electric Power Company:

In our opinion, the accompanying balance sheets and the related statements of earnings, of comprehensive earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Potomac Electric Power Company (a wholly owned subsidiary of Pepco Holdings, Inc.) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Washington, DC
March 1, 2007

POTOMAC ELECTRIC POWER COMPANY
STATEMENTS OF EARNINGS

For the Year Ended December 31, *(Millions of dollars)*	2006	2005	2004
Operating Revenue	$ 2,216.5	$ 1,845.3	$ 1,805.9
Operating Expenses			
Fuel and purchased energy	1,299.7	913.7	898.2
Other operation and maintenance	277.3	280.3	273.2
Depreciation and amortization	166.2	161.8	166.3
Other taxes	273.1	276.1	249.0
Gain on sales of assets	-	(72.4)	(6.9)
Gain on settlement of claims with Mirant	-	(70.5)	-
Total Operating Expenses	2,016.3	1,489.0	1,579.8
Operating Income	200.2	356.3	226.1
Other Income (Expenses)			
Interest and dividend income	5.7	4.8	.9
Interest expense	(75.5)	(81.0)	(81.2)
Other income	13.1	13.8	8.3
Other expense	(.7)	(1.3)	(1.9)
Total Other Expenses	(57.4)	(63.7)	(73.9)
Income Before Income Tax Expense	142.8	292.6	152.2
Income Tax Expense	57.4	127.6	55.7
Net Income	85.4	165.0	96.5
Dividends on Serial Preferred Stock	1.0	1.3	1.0
Earnings Available for Common Stock	$ 84.4	$ 163.7	$ 95.5

The accompanying Notes are an integral part of these Financial Statements.

STATEMENTS OF COMPREHENSIVE EARNINGS

For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)			
Net income	$85.4	$165.0	$96.5
Minimum pension liability adjustment, before income taxes	5.7	(4.5)	(1.2)
Income tax expense (benefit)	2.3	(1.8)	(.5)
Other comprehensive earnings (losses), net of income taxes	3.4	(2.7)	(.7)
Comprehensive earnings	$88.8	$162.3	$95.8

The accompanying Notes are an integral part of these Financial Statements.

POTOMAC ELECTRIC POWER COMPANY
BALANCE SHEETS

ASSETS	December 31, 2006	December 31, 2005
(Millions of dollars)		
CURRENT ASSETS		
Cash and cash equivalents	$ 12.4	$ 131.4
Accounts receivable, less allowance for uncollectible accounts of $17.4 million and $14.1 million, respectively	318.3	339.0
Materials and supplies - at average cost	42.8	36.8
Prepayments of income taxes	66.5	-
Prepaid expenses and other	25.5	11.7
Total Current Assets	465.5	518.9
INVESTMENTS AND OTHER ASSETS		
Regulatory assets	127.7	150.7
Prepaid pension expense	160.1	161.3
Investment in trust	29.0	53.1
Other	99.6	69.0
Total Investments and Other Assets	416.4	434.1
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	5,157.6	4,990.0
Accumulated depreciation	(2,162.5)	(2,068.0)
Net Property, Plant and Equipment	2,995.1	2,922.0
TOTAL ASSETS	$3,877.0	$3,875.0

The accompanying Notes are an integral part of these Financial Statements.

POTOMAC ELECTRIC POWER COMPANY
BALANCE SHEETS

LIABILITIES AND SHAREHOLDER'S EQUITY	December 31, 2006	December 31, 2005
(Millions of dollars, except shares)		
CURRENT LIABILITIES		
Short-term debt	$ 67.1	$ -
Current maturities of long-term debt	210.0	50.0
Accounts payable and accrued liabilities	180.1	185.3
Accounts payable to associated companies	46.0	40.3
Capital lease obligations due within one year	5.5	5.1
Taxes accrued	72.8	173.2
Interest accrued	16.9	18.9
Other	153.6	81.2
Total Current Liabilities	752.0	554.0
DEFERRED CREDITS		
Regulatory liabilities	146.8	145.2
Income taxes	636.3	622.0
Investment tax credits	14.5	16.5
Other postretirement benefit obligation	69.3	46.7
Other	66.0	75.9
Total Deferred Credits	932.9	906.3
LONG-TERM LIABILITIES		
Long-term debt	990.0	1,198.9
Capital lease obligations	110.9	116.3
Total Long-Term Liabilities	1,100.9	1,315.2
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
SERIAL PREFERRED STOCK	-	21.5
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, issued 100 shares	-	-
Premium on stock and other capital contributions	531.5	507.1
Accumulated other comprehensive loss	-	(3.4)
Retained earnings	559.7	574.3
Total Shareholder's Equity	1,091.2	1,078.0
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,877.0	$3,875.0

The accompanying Notes are an integral part of these Financial Statements.

POTOMAC ELECTRIC POWER COMPANY
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)			
OPERATING ACTIVITIES			
Net Income	$ 85.4	$ 165.0	$ 96.5
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	166.2	161.8	166.3
Gain on sale of assets	-	(72.4)	(6.9)
Gain on settlement of claims with Mirant	-	(70.5)	-
Deferred income taxes	38.0	(49.8)	24.8
Investment tax credit adjustments, net	(2.0)	(2.0)	(2.0)
Prepaid pension expense	12.2	9.8	(2.9)
Other postretirement benefit obligation	(.7)	2.9	(.5)
Other deferred charges	(3.9)	17.0	(8.9)
Other deferred credits	(3.0)	(3.6)	3.4
Changes in:			
Accounts receivable	20.6	(26.3)	(31.3)
Regulatory assets and liabilities, net	(18.5)	(45.1)	(35.8)
Prepaid expenses	(1.2)	(.9)	20.1
Accounts payable and accrued liabilities	(27.8)	59.8	(9.4)
Interest and taxes accrued	(172.2)	100.6	49.6
Materials and supplies	(6.0)	1.4	3.0
Proceeds from Mirant settlement	70.0	-	-
Proceeds from sale of claims with Mirant	-	112.9	-
Net Cash From Operating Activities	157.1	360.6	266.0
INVESTING ACTIVITIES			
Investment in property, plant and equipment	(204.9)	(177.7)	(204.1)
Proceeds from/changes in:			
Proceeds from sale of other assets	-	78.0	-
Proceeds from sale of other investments	-	-	22.4
Net other investing activity	28.5	(.2)	(.2)
Net Cash Used By Investing Activities	(176.4)	(99.9)	(181.9)
FINANCING ACTIVITIES			
Dividends paid to Pepco Holdings	(99.0)	(62.9)	(102.4)
Dividends paid on Pepco preferred stock	(1.0)	(1.3)	(1.0)
Issuances of long-term debt	109.5	175.0	375.0
Redemption of long-term debt	(159.5)	(225.0)	(210.0)
Issuances (repayments) of short-term debt, net	67.1	(14.0)	(93.5)
Redemption of preferred stock	(21.5)	(5.5)	(53.3)
Net other financing activities	4.7	2.9	(4.2)
Net Cash Used By Financing Activities	(99.7)	(130.8)	(89.4)
Net (Decrease) Increase in Cash and Cash Equivalents	(119.0)	129.9	(5.3)
Cash and Cash Equivalents at Beginning of Year	131.4	1.5	6.8
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12.4	$ 131.4	$ 1.5
NONCASH ACTIVITIES			
Asset retirement obligations associated with removal costs transferred to regulatory liabilities	$ 27.7	$ (12.3)	$ .8
Capital contribution in respect of certain intercompany transactions	$ 24.1	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest of $1.5 million, $1.6 million and $1.2 million, respectively) and paid for income taxes:			
Interest	$ 73.4	$ 77.8	$ 76.5
Income taxes	$128.1	$ 80.3	$ 10.6

The accompanying Notes are an integral part of these Financial Statements.

POTOMAC ELECTRIC POWER COMPANY
STATEMENTS OF SHAREHOLDER'S EQUITY

	Common Stock Shares	Par Value	Premium on Stock	Capital Stock Expense	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings
(Millions of dollars, except shares)						
BALANCE, DECEMBER 31, 2003	100	$ -	$ 507.6	$ (1.1)	$ -	$482.5
Net Income	-	-	-	-	-	96.5
Other comprehensive loss	-	-	-	-	(.7)	-
Dividends:						
Preferred stock	-	-	-	-	-	(1.0)
To Pepco Holdings	-	-	-	-	-	(102.4)
Of Investment to Pepco Holdings	-	-	-	-	-	(2.1)
Preferred stock repurchase	-	-	(.1)	.2	-	-
Preferred stock redemption	-	-	-	.4	-	-
BALANCE, DECEMBER 31, 2004	100	$ -	$ 507.5	$ (.5)	$ (.7)	$473.5
Net Income	-	-	-	-	-	165.0
Other comprehensive loss	-	-	-	-	(2.7)	-
Dividends:						
Preferred stock	-	-	-	-	-	(1.3)
To Pepco Holdings	-	-	-	-	-	(62.9)
Preferred stock redemption	-	-	-	.1	-	-
BALANCE, DECEMBER 31, 2005	100	$ -	$ 507.5	$ (.4)	$(3.4)	$574.3
Net Income	-	-	-	-	-	85.4
Other comprehensive earnings	-	-	-	-	3.4	-
Dividends:						
Preferred stock	-	-	-	-	-	(1.0)
To Pepco Holdings	-	-	-	-	-	(99.0)
Capital contributions	-	-	24.1	-	-	-
Preferred stock redemption	-	-	(.1)	.4	-	-
BALANCE, DECEMBER 31, 2006	100	$ -	$ 531.5	$ -	$ -	$559.7

The accompanying Notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS

POTOMAC ELECTRIC POWER COMPANY

(1) ORGANIZATION

Potomac Electric Power Company (Pepco) is engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George's and Montgomery Counties in suburban Maryland. Pepco provides Default Electricity Supply, which is the supply of electricity at regulated rates to retail customers in its territories who do not elect to purchase electricity from a competitive supplier, in both the District of Columbia and Maryland. Default Electricity Supply is known as Standard Offer Service (SOS) in both the District of Columbia and Maryland. Pepco is a wholly owned subsidiary of Pepco Holdings, Inc. (Pepco Holdings or PHI). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and Pepco and certain activities of Pepco are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) under PUHCA 2005.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), such as Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties," requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. Examples of significant estimates used by Pepco include the assessment of contingencies, the calculation of future cash flows and fair value amounts for use in asset impairment evaluations, pension and other postretirement benefits assumptions, unbilled revenue calculations, the assessment of the probability of recovery of regulatory assets, and income tax provision and reserves. Additionally, Pepco is subject to legal, regulatory, and other proceedings and claims that arise in the ordinary course of its business. Pepco records an estimated liability for these proceedings and claims based upon the probable and reasonably estimable criteria contained in Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Although Pepco believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results may differ significantly from these estimates.

Adjustment to Pepco's Previously Recorded Delivery Taxes

In 2006, Pepco recorded an adjustment to correct previously recorded District of Columbia delivery tax amounts. This adjustment reduced Pepco's earnings for the twelve months ended December 31, 2006 by $2.9 million.

Change in Accounting Estimates

During 2005, Pepco recorded the impact of an increase in estimated unbilled revenue, primarily reflecting a change in Pepco's unbilled revenue estimation process. This modification in accounting estimate increased Pepco's net earnings for the year ended December 31, 2005 by approximately $2.2 million.

Revenue Recognition

Pepco recognizes revenue for the supply and delivery of electricity upon delivery to its customers, including amounts for services rendered, but not yet billed (unbilled revenue). Pepco recorded amounts for unbilled revenue of $82.0 million and $92.6 million as of December 31, 2006 and 2005, respectively. These amounts are included in the "accounts receivable" line item in the accompanying balance sheets. Pepco calculates unbilled revenue using an output based methodology. This methodology is based on the supply of electricity or gas intended for distribution to customers. The unbilled revenue process requires management to make assumptions and judgments about input factors such as customer sales mix and estimated power line losses (estimates of electricity expected to be lost in the process of its transmission and distribution to customers), which are inherently uncertain and susceptible to change from period to period, the impact of which could be material.

The taxes related to the consumption of electricity by its customers, such as fuel, energy, or other similar taxes, are components of Pepco's tariffs and, as such, are billed to customers and recorded in Operating Revenues. Accruals for these taxes by Pepco are recorded in Other Taxes. Excise tax related generally to the consumption of gasoline by Pepco in the normal course of business is charged to operations, maintenance or construction, and is de minimis.

Regulation of Power Delivery Operations

Pepco is regulated by the Maryland Public Service Commission (MPSC) and the District of Columbia Public Service Commission (DCPSC), and its wholesale business is regulated by FERC.

Based on the regulatory framework in which it has operated, Pepco has historically applied, and in connection with its transmission and distribution business continues to apply, the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 allows regulated entities, in appropriate circumstances, to establish regulatory assets and to defer the income statement impact of certain costs that are expected to be recovered in future rates. Management's assessment of the probability of recovery of regulatory assets requires judgment and interpretation of laws, regulatory commission orders, and other factors. Should existing facts or circumstances change in the future to indicate that a regulatory asset is not probable of recovery, then the regulatory asset must be charged to earnings.

The components of Pepco's regulatory asset balances at December 31, 2006 and 2005, are as follows:

	2006	2005
	(Millions of dollars)	
Deferred recoverable income taxes	$ 34.9	$ 53.7
Deferred debt extinguishment costs	42.7	43.7
Phase in credits	1.3	-
Other	48.8	53.3
Total regulatory assets	$127.7	$150.7

The components of Pepco's regulatory liability balances at December 31, 2006 and 2005, are as follows:

	2006	2005
	(Millions of dollars)	
Deferred income taxes due to customers	$ 29.9	$ 33.4
Generation Procurement Credit, customer sharing commitment, and other	24.2	46.8
Accrued asset removal costs	92.7	65.0
Total regulatory liabilities	$146.8	$145.2

A description of the regulatory assets and regulatory liabilities is as follows:

Deferred Recoverable Income Taxes: Represents a receivable from our customers for tax benefits Pepco has previously flowed through before the company was ordered to provide deferred income taxes. As the temporary differences between the financial statement and tax basis of assets reverse, the deferred recoverable balances are reversed. There is no return on these deferrals.

Deferred Debt Extinguishment Costs: Represents the costs of debt extinguishment for which recovery through regulated utility rates is considered probable and, if approved, will be amortized to interest expense during the authorized rate recovery period. A return is received on these deferrals.

Phase In Credits: This is a phase in credit for Maryland customers to mitigate significant rate increases. The deferral period is June 1, 2006 - June 1, 2007. The recovery period is over an 18-month period beginning June 2007. Customers are required to "opt in." Recovery is rate per kilowatt hour, based on usage in recovery. There is no return on this deferral.

Other: Represents miscellaneous regulatory assets that generally are being amortized over 1 to 20 years and generally do not receive a return.

Deferred Income Taxes Due to Customers: Represents the portion of deferred income tax liabilities applicable to Pepco's utility operations that has not been reflected in current customer rates for which future payment to customers is probable. As temporary differences between the financial statement and tax basis of assets reverse, deferred recoverable income taxes are amortized.

Generation Procurement Credit (GPC) and Customer Sharing Commitment: Pepco's generation divestiture settlement agreements, approved by both the DCPSC and MPSC, required the sharing between customers and shareholders of any profits earned during the four year transition period from February 8, 2001 through February 7, 2005 in each jurisdiction. The GPC represents the customers' share of profits that Pepco has realized on the procurement and resale of SOS electricity supply to customers in Maryland and the District of Columbia that has not yet been distributed to customers. Pepco is currently distributing the customers' share of profits monthly to customers in a billing credit.

Accrued Asset Removal Costs: Represents Pepco's asset retirement obligation associated with removal costs accrued using public service commission approved depreciation rates for transmission, distribution, and general utility property.

Asset Retirement Obligations

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" and Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 47, asset removal costs are recorded as regulatory liabilities. At December 31, 2006 and 2005, $92.7 million and $65.0 million, respectively, are reflected as regulatory liabilities in the accompanying Balance Sheets. Additionally, in 2005, Pepco recorded immaterial conditional asset retirement obligations for underground storage tanks. Accretion for these asset retirement obligations has been recorded as a regulatory asset.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market funds, and commercial paper with original maturities of three months or less. Additionally, deposits in PHI's "money pool," which Pepco and certain other PHI subsidiaries use to manage short-term cash management requirements, are considered cash equivalents. Deposits in the money pool are guaranteed by PHI. PHI deposits funds in the money pool to the extent that the pool has insufficient funds to meet the needs of its participants, which may require PHI to borrow funds for deposit from external sources. Deposits in the money pool were $.4 million and $73.1 million at December 31, 2006 and 2005, respectively.

Accounts Receivable and Allowance for Uncollectible Accounts

Pepco's accounts receivable balances primarily consist of customer accounts receivable, other accounts receivable, and accrued unbilled revenue. Accrued unbilled revenue represents revenue earned in the current period but not billed to the customer until a future date (usually within one month after the receivable is recorded). Pepco uses the allowance method to account for uncollectible accounts receivable.

Investment in Trust

Represents assets held in a trust for the benefit of participants in the Pepco Owned Life Insurance plan.

Capitalized Interest and Allowance for Funds Used During Construction

In accordance with the provisions of SFAS No. 71, utilities can capitalize as Allowance for Funds Used During Construction (AFUDC) the capital costs of financing the construction of plant and equipment. The debt portion of AFUDC is recorded as a reduction of "interest expense" and the equity portion of AFUDC is credited to "other income" in the accompanying Statements of Earnings.

Pepco recorded AFUDC for borrowed funds of $1.5 million, $1.6 million, and $1.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Pepco recorded amounts for the equity component of AFUDC of $2.6 million, $2.6 million, and $2.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Amortization Of Debt Issuance And Reacquisition Costs

Expenses incurred in connection with the issuance of long-term debt, including premiums and discounts associated with such debt, are deferred and amortized over the lives of the respective debt issues. Costs associated with the reacquisition of debt are also deferred and amortized over the lives of the new issues.

Severance Costs

In 2004, PHI's Power Delivery business reduced its work force through a combination of retirements and targeted reductions. This plan met the criteria for the accounting treatment provided under SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," as applicable. A roll forward of Pepco's severance accrual balance is as follows (Millions of dollars).

Balance, December 31, 2004	$ 2.2
Accrued during 2005	(.1)
Payments/reversals during 2005	(2.1)
Balance, December 31, 2005	-
Accrued during 2006	1.6
Payments during 2006	(.1)
Balance, December 31, 2006	$ 1.5

Based on the number of employees that have accepted or are expected to accept the severance packages, substantially all of the severance liability will be paid by the end of 2007. Employees have the option of taking severance payments in a lump sum or over a period of time.

Pension and Other Postretirement Benefit Plans

Pepco Holdings sponsors a retirement plan that covers substantially all employees of Pepco (the PHI Retirement Plan) and certain employees of other Pepco Holdings subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executives and key employees through nonqualified retirement plans and provides certain postretirement health care and life insurance benefits for eligible retired employees.

The PHI Retirement Plan is accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and its other postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Pepco Holdings' financial statement disclosures were prepared in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS No. 158 requires that companies recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on the balance sheet. Recognizing the funded status of the company's benefit plans as a net liability or asset will require an offsetting adjustment to accumulated other comprehensive income in shareholders' equity or will be deferred as a regulatory asset or liability if probable of recovery in rates under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No.158 does not change how pension and other postretirement benefits are accounted for and reported in the income statement.

Pepco participates in benefit plans sponsored by Pepco Holdings and as such, the provisions of SFAS No. 158 do not have an impact on its financial condition and cash flows.

Long-Lived Asset Impairment Evaluation

Pepco is required to evaluate certain assets that have long lives (for example, equipment and real estate) to determine if they are impaired when certain conditions exist. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," provides the accounting for impairments of long-lived assets and indicates that companies are required to test long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Examples of such events or changes include a significant decrease in the market price of a long-lived asset or a significant adverse change in the manner an asset is being used or its physical condition. For long-lived assets that are expected to be held and used, SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of an asset is not recoverable and exceeds its fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The carrying value of property, plant and equipment is evaluated for impairment whenever circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144. Upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation. For additional information regarding the treatment of removal obligations, see the "Asset Retirement Obligations" section included in this Note.

The annual provision for depreciation on electric property, plant and equipment is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, less salvage and other recoveries. Property, plant and equipment other than electric facilities is generally depreciated on a straight-line basis over the useful lives of the assets. The system-wide composite depreciation rates for 2006, 2005, and 2004 for Pepco's transmission and distribution system property were approximately 3.5%, 3.4%, and 3.5%, respectively.

Income Taxes

Pepco, as a direct subsidiary of Pepco Holdings, is included in the consolidated Federal income tax return of PHI. Federal income taxes are allocated to Pepco based upon the taxable income or loss amounts, determined on a separate return basis.

The financial statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on Pepco's state income tax returns and the amount of Federal income tax allocated from Pepco Holdings.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax basis of existing assets and liabilities and are measured using presently enacted tax rates. The portion of Pepco's deferred tax liability applicable to its utility operations that has not been recovered from utility customers represents income taxes recoverable in the future and is included in "regulatory assets" on the Balance Sheets. For additional information, see the discussion under "Regulation of Power Delivery Operations" above.

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from utility plants purchased in prior years are reported on the Balance Sheets as "Investment tax credits." These investment tax credits are being amortized to income over the useful lives of the related utility plant.

FIN 46R, "Consolidation of Variable Interest Entities"

Due to a variable element in the pricing structure of Pepco's purchase power agreement (Panda PPA) with Panda-Brandywine, L.P. (Panda), Pepco potentially assumes the variability in the operations of the plants related to this PPA and therefore has a variable interest in the entity. In accordance with the provisions of FIN 46R (revised December 2003), entitled "Consolidation of Variable Interest Entities," (FIN 46R), Pepco continued, during the year ended December 31, 2006, to conduct exhaustive efforts to obtain information from this entity, but was unable to obtain sufficient information to conduct the analysis required under FIN 46R to determine whether the entity was a variable interest entity or if Pepco was the primary beneficiary. As a result, Pepco has applied the scope exemption from the application of FIN 46R for enterprises that have conducted exhaustive efforts to obtain the necessary information, but have not been able to obtain such information.

Power purchases related to the Panda PPA for the years ended December 31, 2006, 2005 and 2004, were approximately $79 million, $91 million and $76 million, respectively. Pepco's exposure to loss under the Panda PPA is discussed in Note (11), Commitments and Contingencies, under "Relationship with Mirant Corporation."

Other Non-Current Assets

The other assets balance principally consists of deferred compensation trust assets and unamortized debt expense.

Other Current Liabilities

The other current liability balance principally consists of customer deposits, accrued vacation liability, and other miscellaneous liabilities. The $70 million paid pursuant to the Settlement Agreement and Release with Mirant Corporation, its predecessors, its subsidiaries and successors (Mirant) (the Settlement Agreement) was included in the 2006 balance.

Other Deferred Credits

The other deferred credits balance principally consists of miscellaneous deferred liabilities.

Dividend Restrictions

In addition to its future financial performance, the ability of Pepco to pay dividends is subject to limits imposed by: (i) state corporate and regulatory laws, which impose limitations on the funds that can be used to pay dividends and, in the case of regulatory laws, may require the prior approval of Pepco's utility regulatory commissions before dividends can be paid and (ii) the prior rights of holders of future preferred stock, if any, and existing and future mortgage bonds and other long-term debt issued by Pepco and any other restrictions imposed in connection with the incurrence of liabilities. Pepco had approximately $11.7 million and $41.0 million of restricted retained earnings at December 31, 2006 and 2005, respectively.

<u>Reclassifications</u>

Certain prior year amounts have been reclassified in order to conform to current year presentation.

New Accounting Standards

FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors"

In March 2006, the FASB issued FASB Staff Position (FSP) FASB Technical Bulletin (FTB) 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" (FSP FTB 85-4-1). This FSP provides initial and subsequent measurement guidance and financial statement presentation and disclosure guidance for investments by third-party investors in life settlement contracts. FSP FTB 85-4-1 also amends certain provisions of FASB Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The guidance in FSP FTB 85-4-1 applies prospectively for all new life settlement contracts and is effective for fiscal years beginning after June 15, 2006 (the year ending December 31, 2007 for Pepco). Pepco has evaluated the impact of FSP FTB 85-4-1 and does not anticipate its adoption will have a material impact on its overall financial condition, results of operations, or cash flows.

EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty"

In September 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" (EITF 04-13), which addresses circumstances under which two or more exchange transactions involving inventory with the same counterparty should be viewed as a single exchange transaction for the purposes of evaluating the effect of Accounting Principles Board Opinion 29, "Accounting for Nonmonetary Transactions." EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006.

Pepco implemented EITF 04-13 on April 1, 2006. The implementation did not have a material impact on Pepco's overall financial condition, results of operations, or cash flows for the second quarter of 2006.

FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)"

In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R), (FSP FIN 46(R)-6)" which provides guidance on how to determine the variability to be considered in applying FIN 46(R), "Consolidation of Variable Interest Entities."

The guidance in FSP FIN 46(R)-6 is applicable prospectively beginning the first day of the first reporting period beginning after June 15, 2006.

Pepco started applying the guidance in FSP FIN 46(R)-6 to new and modified arrangements effective July 1, 2006.

EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions"

On June 28, 2006, the FASB ratified EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions" (EITF 06-3). EITF 06-3 provides guidance on an entity's disclosure of its accounting policy regarding the gross or net presentation of certain taxes and provides that if taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of EITF 06-3 are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity's activities over a period of time are not within the scope of EITF 06-3. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006 (March 31, 2007 for Pepco) although earlier application is permitted.

Pepco does not anticipate that the adoption of EITF 06-3 will materially impact its disclosure requirements.

FIN 48, "Accounting for Uncertainty in Income Taxes"

On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the criteria for recognition of tax benefits in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained prior to recording the related tax benefit in the financial statements. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective the first fiscal year beginning after December 15, 2006 (year ending December 31, 2007 for Pepco). Pepco is in the process of evaluating the impact of FIN 48, but does not believe it will have a material impact on its financial condition, results of operations, and cash flow.

SFAS No. 157, "Fair Value Measurements"

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of this Statement will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (year ending December 31, 2008 for Pepco).

Pepco is currently in the process of evaluating the impact of SFAS No. 157 on its financial condition, results of operations and cash flows.

"Staff Accounting Bulletin No. 108"

On September 13, 2006, the SEC issued SAB No. 108 (SAB 108) which expresses the SEC staff's views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements by quantifying an error using both the rollover and iron curtain approaches and by evaluating the error measured under each approach. Under SAB 108, a registrant's financial statements would require adjustment when either approach results in a material misstatement, after considering all relevant quantitative and qualitative factors. Further, the SEC believes that a registrant's materiality assessment of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure. SAB 108 is effective for fiscal years ending on or after November 15, 2006.

Pepco implemented the guidance provided in SAB 108 during the year ended December 31, 2006.

EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance -- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance"

On September 20, 2006, the FASB ratified EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance -- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" (EITF 06-5) which provides guidance on whether an entity should consider the contractual ability to surrender all of the individual-life policies (or certificates under a group life policy) together when determining the amount that could be realized in accordance with FTB 85-4, and whether a guarantee of the additional value associated with the group life policy affects that determination. EITF 06-5 provides that a policyholder should (i) determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy) and (ii) not discount the cash surrender value component of the amount that could be realized when contractual restrictions on the ability to surrender a policy exist unless contractual limitations prescribe that the cash surrender value component of the amount that could be realized is a fixed amount, in which case the amount that could be realized should be discounted in accordance with Opinion 21. EITF 06-5 is effective for fiscal years beginning after December 15, 2006 (year ending December 31, 2007 for Pepco).

Pepco does not anticipate that the adoption of EITF 06-5 will materially impact its disclosure requirements.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115"

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS No. 159) which permits entities to choose to elect to measure eligible financial instruments at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of SFAS No. 159 will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

SFAS No.159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards.

SFAS No. 159 applies to fiscal years beginning after November 15, 2007 (year ending December 31, 2008 for Pepco), with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). Pepco is in the process of evaluating the impact of SFAS No. 159 on its financial condition, results of operations and cash flows.

(3) SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," Pepco has one segment, its regulated utility business.

(4) LEASING ACTIVITIES

Lease Commitments

Pepco leases its consolidated control center, an integrated energy management center used by Pepco's power dispatchers to centrally control the operation of its transmission and distribution systems. The lease is accounted for as a capital lease and was initially recorded at the present value of future lease payments, which totaled $152 million. The lease requires semi-annual payments of $7.6 million over a 25-year period beginning in December 1994 and provides for transfer of ownership of the system to Pepco for $1 at the end of the lease term. Under SFAS No. 71, the amortization of leased assets is modified so that the total interest expense charged on the obligation and amortization expense of the leased asset is equal to the rental expense allowed for rate-making purposes. This lease has been treated as an operating lease for rate-making purposes.

Capital lease assets recorded within Property, Plant and Equipment at December 31, 2006 and 2005 are comprised of the following:

At December 31, 2006	Original Cost	Accumulated Amortization	Net Book Value
	(Millions of dollars)		
Transmission	$ 76.0	$18.0	$ 58.0
Distribution	76.0	18.0	58.0
Other	2.6	2.2	.4
Total	$154.6	$38.2	$116.4
At December 31, 2005			
Transmission	$ 76.0	$15.7	$ 60.3
Distribution	76.0	15.7	60.3
Other	2.6	1.8	.8
Total	$154.6	$33.2	$121.4

(5) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

At December 31, 2006	Original Cost	Accumulated Depreciation	Net Book Value
	(Millions of dollars)		
Distribution	$3,824.2	$1,587.6	$2,236.6
Transmission	722.7	312.1	410.6
Construction work in progress	174.0	-	174.0
Non-operating and other property	436.7	262.8	173.9
Total	$5,157.6	$2,162.5	$2,995.1
At December 31, 2005			
Distribution	$3,659.5	$1,514.3	$2,145.2
Transmission	715.0	297.2	417.8
Construction work in progress	172.6	-	172.6
Non-operating and other property	442.9	256.5	186.4
Total	$4,990.0	$2,068.0	$2,922.0

The non-operating and other property amounts include balances for general plant, distribution and transmission plant held for future use, intangible plant and non-utility property.

Asset Sales

In August 2005, Pepco sold for $75 million in cash 384,051 square feet of excess non-utility land owned by Pepco located at Buzzard Point in the District of Columbia. The sale resulted in a pre-tax gain of $68.1 million which was recorded as a reduction of Operating Expenses in the Statements of Earnings.

(6) PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Pepco accounts for its participation in the Pepco Holdings benefit plans as participation in a multi-employer plan. For 2006, 2005, and 2004, Pepco's allocated share of the pension and other postretirement net periodic benefit cost incurred by Pepco Holdings was approximately $32.1 million, $28.9 million, and $24.1 million, respectively. In 2006 and 2005, Pepco made no contributions to the Retirement Plan, and $6.0 million and $3.1 million, respectively to other postretirement benefit plans. At December 31, 2006 and 2005, Pepco's prepaid pension expense of $160.1 million and $161.3 million, and other postretirement benefit obligation of $69.3 million and $46.7 million, effectively represent assets and benefit obligations resulting from Pepco's participation in the Pepco Holdings benefit plan.

(7) LONG-TERM DEBT

The components of long-term debt are shown below.

Interest Rate	Maturity	At December 31, 2006	2005
		(Millions of dollars)	
First Mortgage Bonds			
6.25%	2007	$ 175.0	$ 175.0
6.50%	2008	78.0	78.0
5.875%	2008	50.0	50.0
5.75% (a)	2010	16.0	16.0
4.95% (a)(b)	2013	200.0	200.0
4.65% (a)(b)	2014	175.0	175.0
Variable (a)(b)	2022	109.5	-
6.00% (a)	2022	-	30.0
6.375% (a)	2023	-	37.0
5.375% (a)	2024	-	42.5
5.375% (a)	2024	38.3	38.3
5.75% (a)(b)	2034	100.0	100.0
5.40% (a)(b)	2035	175.0	175.0
Total First Mortgage Bonds		1,116.8	1,116.8
Medium-Term Notes			
7.64%	2007	35.0	35.0
6.25%	2009	50.0	50.0
Notes (Unsecured)			
Variable	2006	-	50.0
Total long-term debt		1,201.8	1,251.8
Net unamortized discount		(1.8)	(2.9)
Current maturities of long-term debt		(210.0)	(50.0)
Total net long-term debt		$ 990.0	$ 1,198.9

(a)   Represents a series of First Mortgage Bonds issued by Pepco as collateral for an outstanding series of senior notes or tax-exempt bonds issued by or for the benefit of Pepco. The maturity date, optional and mandatory prepayment provisions, if any, interest rate, and interest payment dates on each series of senior notes or tax-exempt bonds are identical to the terms of the collateral First Mortgage Bonds by which it is secured. Payments of principal and interest on a series of senior notes or tax-exempt bonds satisfy the corresponding payment obligations on the related series of collateral First Mortgage Bonds. Because each series of senior notes and tax-exempt bonds and the series of collateral First Mortgage Bonds securing that series of senior notes or tax-exempt bonds effectively represents a single financial obligation, the senior notes and the tax-exempt bonds are not separately shown on the table.

(b)   Represents a series of First Mortgage Bonds issued by the indicated company as collateral for an outstanding series of senior notes that will, at such time as there are no First Mortgage Bonds of the issuing company outstanding (other than collateral First Mortgage Bonds securing payment of senior notes), cease to secure the corresponding series of senior notes and will be cancelled.

The outstanding First Mortgage Bonds are secured by a lien on substantially all of Pepco's property, plant and equipment.

The aggregate principal amount of long-term debt outstanding at December 31, 2006, that will mature in each of 2007 through 2011 and thereafter is as follows: $210 million in 2007, $128 million in 2008, $50 million in 2009, $16 million in 2010, zero in 2011, and $797.8 million thereafter.

Pepco's long-term debt is subject to certain covenants. Pepco is in compliance with all requirements.

SHORT-TERM DEBT

Pepco, a regulated utility, has traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes, and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs, but may also be used to temporarily fund long-term capital requirements. Pepco had $67.1 million of short-term debt outstanding at December 31, 2006 and no short-term debt outstanding at December 31, 2005.

Commercial Paper

Pepco maintains an ongoing commercial paper program of up to $300 million. The commercial paper notes can be issued with maturities up to 270 days from the date of issue. The commercial paper program is backed by a $500 million credit facility, described below under the heading "Credit Facility," shared with Delmarva Power & Light Company (DPL) and Atlantic City Electric Company (ACE).

Pepco had $67.1 million of commercial paper outstanding at December 31, 2006 and no commercial paper outstanding at December 31, 2005. The weighted average interest rate for commercial paper issued during 2006 was 5.25%. No commercial paper was issued during 2005. The weighted average maturity for commercial paper issued during 2006 was five days.

Credit Facility

In April 2006, Pepco Holdings, Pepco, DPL and ACE extended their five-year credit agreement for one additional year from 2010 to 2011. The aggregate borrowing limit under the facility is $1.2 billion and the facility commitment expiration date is May 5, 2011. Pepco Holdings' credit limit under this agreement is $700 million. The credit limit of each of Pepco, DPL and ACE is the lower of $300 million and the maximum amount of debt the company is permitted to have outstanding by its regulatory authorities, except that the aggregate amount of credit used by Pepco, DPL and ACE at any given time under the agreement may not exceed $500 million. Under the terms of the credit agreement, the companies are entitled to request increases in the principal amount of available credit up to an aggregate increase of $300 million, with any such increase proportionately increasing the credit limit of each of the respective borrowers and the $300 million sublimits for each of Pepco, DPL and ACE. The interest rate payable by the respective companies on utilized funds is determined by a pricing schedule with rates corresponding to the credit rating of the borrower. Any indebtedness incurred under the credit agreement would be unsecured.

The credit agreement is intended to serve primarily as a source of liquidity to support the commercial paper programs of the respective companies. The companies also are permitted to use the facility to borrow funds for general corporate purposes and issue letters of credit. In order for a borrower to use the facility, certain representations and warranties made by the borrower at the time the credit agreement was entered into also must be true at the time the facility is utilized, and the borrower must be in compliance with specified covenants, including the financial covenant described below. However, a material adverse change in the borrower's business, property, and results of operations or financial condition subsequent to the entry into the credit agreement is not a condition to the availability of credit under the facility. Among the covenants contained in the credit agreement are (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, (ii) a restriction on sales or other dispositions of assets, other than sales and dispositions permitted by the credit agreement, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than liens permitted by the credit agreement. The failure to satisfy any of the covenants or the occurrence of specified events that constitute an event of default could result in the acceleration of the repayment obligations of the borrower. The events of default include (i) the failure of any borrowing company or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against any borrowing company or its significant subsidiaries, and (iii) a change in control (as defined in the credit agreement) of Pepco Holdings or the failure of Pepco Holdings to own all of the voting stock of Pepco, DPL and ACE. The agreement does not include any ratings triggers. There were no balances outstanding at December 31, 2006 and 2005.

(8) INCOME TAXES

Pepco, as a direct subsidiary of PHI, is included in the consolidated Federal income tax return of PHI. Federal income taxes are allocated to Pepco pursuant to a written tax sharing agreement that was approved by the Securities and Exchange Commission in connection with the establishment of PHI as a holding company as part of Pepco's acquisition of Conectiv on August 1, 2002. Under this tax sharing agreement, PHI's consolidated Federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss.

The provision for income taxes, reconciliation of income tax expense, and components of deferred income tax liabilities (assets) are shown below.

Provision for Income Taxes

	For the Year Ended December 31,		
	2006	2005	2004
	(Millions of dollars)		
Current Tax Expense			
Federal	$ 13.0	$ 142.1	$ 19.2
State and local	8.4	36.7	12.6
Total Current Tax Expense	21.4	178.8	31.8
Deferred Tax Expense (Benefit)			
Federal	36.0	(36.4)	27.5
State and local	2.0	(12.8)	(1.6)
Investment tax credits	(2.0)	(2.0)	(2.0)
Total Deferred Tax Expense (Benefit)	36.0	(51.2)	23.9
Total Income Tax Expense	$ 57.4	$ 127.6	$ 55.7

Reconciliation of Income Tax Expense

	For the Year Ended December 31,					
	2006		2005		2004	
	(Millions of dollars)					
	Amount	Rate	Amount	Rate	Amount	Rate
Income Before Income Taxes	$ 142.8		$ 292.6		$ 152.2	
Income tax at federal statutory rate	$ 50.0	.35	$ 102.4	.35	$ 53.3	.35
Increases (decreases) resulting from						
Depreciation	5.9	.04	5.3	.02	5.9	.04
Asset removal costs	(3.1)	(.02)	(3.3)	(.01)	(1.7)	(.01)
State income taxes, net of federal effect	6.9	.05	15.6	.05	8.0	.05
Software amortization	3.0	.02	5.2	.02	(3.6)	(.02)
Tax credits	(2.1)	(.02)	(2.3)	(.01)	(2.7)	(.02)
Change in estimates related to prior year tax liabilities	(1.5)	(.01)	6.1	.02	(3.8)	(.02)
Other, net	(1.7)	(.01)	(1.4)	-	.3	-
Total Income Tax Expense	$ 57.4	.40	$ 127.6	.44	$ 55.7	.37

Components of Deferred Income Tax Liabilities (Assets)

	At December 31,	
	2006	2005
	(Millions of dollars)	
Deferred Tax Liabilities (Assets)		
Depreciation and other book to tax basis differences	$ 725.1	$ 673.7
Pension plan contribution	58.8	73.5
Other Post Employment Benefits	(33.5)	(24.3)
Deferred taxes on amounts to be collected through future rates	(2.7)	4.2
Deferred investment tax credit	(12.6)	(13.4)
Contributions in aid of construction	(60.5)	(57.9)
Customer sharing	16.0	(.4)
Transition costs	(14.3)	(14.3)
Property taxes and other	(42.8)	(22.3)
Total Deferred Tax Liabilities, Net	633.5	618.8
Deferred tax assets included in Other Current Assets	2.8	3.2
Total Deferred Tax Liabilities, Net - Non-Current	$ 636.3	$ 622.0

The net deferred tax liability represents the tax effect, at presently enacted tax rates, of temporary differences between the financial statement and tax basis of assets and liabilities. The portion of the net deferred tax liability applicable to Pepco's operations, which has not been reflected in current service rates, represents income taxes recoverable through future rates, net and is recorded as a regulatory asset on the balance sheet. No valuation allowance for deferred tax assets was required or recorded at December 31, 2006 and 2005.

The Tax Reform Act of 1986 repealed the Investment Tax Credit (ITC) for property placed in service after December 31, 1985, except for certain transition property. ITC previously earned on Pepco's property continues to be normalized over the remaining service lives of the related assets.

Taxes Other Than Income Taxes

Taxes other than income taxes for each year are shown below. These amounts relate to the Power Delivery business and are recoverable through rates.

	2006	2005	2004
	(Millions of dollars)		
Gross Receipts/Delivery	$108.7	$107.8	$103.6
Property	35.2	36.4	37.0
County Fuel and Energy	84.3	89.0	70.6
Environmental, Use and Other	44.9	42.9	37.8
Total	$273.1	$276.1	$249.0

(9) PREFERRED STOCK

The preferred stock amounts outstanding as of December 31, 2006 and 2005 are as follows.

Series	Redemption Price	Shares Outstanding 2006	2005	December 31, 2006 (Millions of dollars)	2005
Serial Preferred (1)					
$2.44 Series of 1957	$51.00	-	216,846	$ -	$10.9
$2.46 Series of 1958	$51.00	-	99,789	-	5.0
$2.28 Series of 1965	$51.00	-	112,709	-	5.6
				$ -	$21.5

(1)   In October 2005, Pepco redeemed 74,103 shares of its $2.46 Series 1958 Serial Preferred Stock, 13,148 shares of its $2.28 Series 1965 Serial Preferred Stock and 22,795 shares of its $2.44 Series 1957 Serial Preferred Stock for an aggregate redemption amount of $3.7 million, $.7 million and $1.1 million, respectively. On March 1, 2006, Pepco redeemed the remaining outstanding shares of each series of its Serial Preferred Stock, at 102% of par, for an aggregate redemption amount of $21.9 million.

(10) FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Pepco's financial instruments at December 31, 2006 and 2005 are shown below.

	At December 31, 2006		2005	
	(Millions of dollars)			
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities and Capitalization				
Long-Term Debt	$990.0	$960.8	$1,198.9	$1,198.2
Serial Preferred Stock	$ -	$ -	$ 21.5	$ 18.2

The methods and assumptions described below were used to estimate, at December 31, 2006 and 2005, the fair value of each class of financial instrument shown above for which it is practicable to estimate a value.

The fair values of the Long-Term Debt, which include First Mortgage Bonds, Medium-Term Notes, and Unsecured Notes, excluding amounts due within one year, were based on the current market prices, or for issues with no market price available, were based on discounted cash flows using current rates for similar issues with similar terms and remaining maturities.

The fair value of the Serial Preferred Stock, excluding amounts due within one year, was based on quoted market prices or discounted cash flows using current rates of preferred stock with similar terms.

The carrying amounts of all other financial instruments in Pepco's accompanying financial statements approximate fair value.

(11) COMMITMENTS AND CONTINGENCIES

REGULATORY AND OTHER MATTERS

Relationship with Mirant Corporation

In 2000, Pepco sold substantially all of its electricity generating assets to Mirant (formerly Southern Energy, Inc.). In July 2003, Mirant filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the Bankruptcy Court). On December 9, 2005, the Bankruptcy Court approved the Plan of Reorganization (the Reorganization Plan) of Mirant and the Mirant business emerged from bankruptcy on January 3, 2006, as a new corporation of the same name.

As part of the bankruptcy proceeding, Mirant had been seeking to reject certain ongoing contractual arrangements under the Asset Purchase and Sale Agreement entered into by Pepco and Mirant for the sale of the generating assets that are described below. The Reorganization Plan did not resolve the issues relating to Mirant's efforts to reject these obligations nor did it resolve certain Pepco damage claims against the Mirant bankruptcy estate.

Power Purchase Agreement

The Panda PPA obligates Pepco to purchase from Panda 230 megawatts of energy and capacity annually through 2021. At the time of the sale of Pepco's generating assets to Mirant, the purchase price of the energy and capacity under the Panda PPA was, and since that time has continued to be, substantially in excess of the market price. As a part of the Asset Purchase and Sale Agreement, Pepco entered into a "back-to-back" arrangement with Mirant. Under this arrangement, Mirant is obligated through 2021 to purchase from Pepco the capacity and energy that Pepco is obligated to purchase under the Panda PPA at a price equal to Pepco's purchase price from Panda (the PPA-Related Obligations).

The SMECO Agreement

Under the Asset Purchase and Sale Agreement, Pepco assigned to Mirant a Facility and Capacity Agreement entered into by Pepco with Southern Maryland Electric Cooperative, Inc. (SMECO), under which Pepco was obligated to purchase from SMECO the capacity of an 84-megawatt combustion turbine installed and owned by SMECO at a former Pepco generating facility at a cost of approximately $500,000 per month until 2015 (the SMECO Agreement). Pepco is responsible to SMECO for the performance of the SMECO Agreement if Mirant fails to perform its obligations thereunder.

Settlement Agreements with Mirant

On May 30, 2006, Pepco, PHI, and certain affiliated companies entered into the Settlement Agreement, which, subject to court approval, settles all outstanding issues between the parties arising from or related to the Mirant bankruptcy. Under the terms of the Settlement Agreement:

- Mirant will assume the Asset Purchase and Sale Agreement, except for the PPA-Related Obligations, which Mirant will be permitted to reject.

- Pepco will receive an allowed claim under the Reorganization Plan in an amount that will result in a total aggregate distribution to Pepco, net of certain transaction expenses, of $520 million, consisting of (i) $450 million in damages resulting from the rejection of the PPA-Related Obligations and (ii) $70 million in settlement of other Pepco damage claims against the Mirant bankruptcy estate (the Pepco Distribution).

- Except as described below, the $520 million Pepco Distribution will be effected by means of the issuance to Pepco of shares of Mirant common stock (consisting of an initial distribution of 13.5 million shares of Mirant common stock, followed thereafter by a number of shares of Mirant common stock to be determined), which Pepco will be obligated to resell promptly in one or more block sale transactions. If the net proceeds that Pepco receives from the resale of the shares of Mirant common stock are less than $520 million, Pepco will receive a cash payment from Mirant equal to the difference, and if the net proceeds that Pepco receives from the resale of the shares of Mirant common stock are more than $520 million, Pepco will make a cash payment to Mirant equal to the difference.

- If the closing price of shares of Mirant common stock is less than $16.00 per share for four business days in a twenty consecutive business day period, and Mirant has not made a distribution of shares of Mirant common stock to Pepco under the Settlement Agreement, Mirant has the one-time option to elect to assume, rather than reject, the PPA-Related Obligations. If Mirant elects to assume the PPA-Related Obligations, the Pepco Distribution will be reduced to $70 million.

- All pending appeals, adversary actions or other contested matters between Pepco and Mirant will be dismissed with prejudice, and each will release the other from any and all claims relating to the Mirant bankruptcy.

Separately, Mirant and SMECO have entered into a Settlement Agreement and Release (the SMECO Settlement Agreement). The SMECO Settlement Agreement provides that Mirant will assume, rather than reject, the SMECO Agreement. This assumption ensures that Pepco will not incur liability to SMECO as the guarantor of the SMECO Agreement due to the rejection of the SMECO Agreement, although Pepco will continue to guarantee to SMECO the future performance of Mirant under the SMECO Agreement.

According to their terms, the Settlement Agreement and the SMECO Settlement Agreement will become effective when the Bankruptcy Court or the United States District Court for the Northern District of Texas (the District Court), as applicable, has entered a final order, not subject to appeal or rehearing, approving both the Settlement Agreement and the SMECO Settlement Agreement.

On August 9, 2006, the Bankruptcy Court issued an order approving the Settlement Agreement and the SMECO Settlement Agreement. On August 18, 2006, certain holders of Mirant bankruptcy claims, who had objected to approval of the Settlement Agreement and the SMECO Settlement Agreement before the Bankruptcy Court, appealed the approval order to the District Court. On December 26, 2006, the District Court issued an order affirming the Bankruptcy Court's order approving the Settlement Agreement. On January 25, 2007, the parties that previously appealed the Bankruptcy Court's order filed a notice of appeal of the District Court's order with the United States Court of Appeals for the Fifth Circuit (the Fifth Circuit). On February 12, 2007, the Fifth Circuit issued a briefing schedule. The brief of the appealing creditors is due on March 26, 2007, while Mirant's and Pepco's briefs are due on April 30, 2007.

In August 2006, Mirant made a cash payment to Pepco of $70 million, which became due in accordance with the terms of the Settlement Agreement as a result of the approval of the Settlement Agreement by the Bankruptcy Court. If the Bankruptcy Court order approving the Settlement Agreement becomes a final order after the exhaustion of all appeals, the payment will be taken into account as if it were proceeds from the resale by Pepco of shares of the Mirant common stock, as described above, and treated as a portion of the $520 million payment due Pepco. If the Bankruptcy Court approval of the Settlement Agreement is not upheld on appeal, Pepco must repay this cash payment to Mirant. Therefore, no income statement impact has been recognized in relation to the $70 million payment.

Until the approval of the Settlement Agreement and the SMECO Settlement Agreement becomes final, Mirant is required to continue to perform all of its contractual obligations to Pepco and SMECO. Pepco intends to use the $450 million portion of the Pepco Distribution related to the rejection of the PPA-Related Obligations to pay for future capacity and energy purchases under the Panda PPA.

In litigation prior to the entry into the Settlement Agreement, the District Court had entered orders denying Mirant's attempt to reject the PPA-Related Obligations and directing Mirant to resume making payments to Pepco pursuant to the PPA-Related Obligations, which Mirant had suspended. Mirant is making the payments as required by the District Court order. On July 19, 2006, the Fifth Circuit issued an opinion affirming the District Court's orders. On September 4, 2006, Mirant filed a petition for rehearing and motion to stay the appeals pending completion of the settlement between the parties. On September 12, 2006, the Fifth Circuit issued an Order denying Mirant's motion for stay. On September 21, 2006, the Fifth Circuit issued an Order summarily denying Mirant's petition for rehearing. The appeal period has expired and that order is now final and nonappealable.

Rate Proceedings

Pepco currently has active electric distribution base rate cases underway in the District of Columbia and Maryland. In each of these cases, Pepco has proposed the adoption of a bill stabilization adjustment mechanism (BSA) for retail customers. The BSA will increase rates if revenues from distribution deliveries fall below the level approved by the applicable regulatory commission and will decrease rates if revenues from distribution deliveries are above the commission-approved level. The end result will be that Pepco will collect its authorized revenues for distribution deliveries. As a consequence, a BSA "decouples" revenue from unit sales consumption and ties the growth in revenues to the growth in the number of customers. Some advantages of the BSA are that it (i) eliminates revenue fluctuations due to weather and changes in customer usage patterns and, therefore, provides for more predictable utility distribution revenues that are better aligned with costs, (ii) provides for more reliable fixed-cost recovery, (iii) tends to stabilize customers' delivery bills, and (iv) removes any disincentives for Pepco to promote energy efficiency programs for its customers, because it breaks the link between overall sales volumes and delivery revenues. Pepco proposed a quarterly BSA.

District of Columbia

In February 2006, Pepco filed an update to the District of Columbia GPC for the periods February 8, 2002 through February 7, 2004 and February 8, 2004 through February 7, 2005. The GPC provides for sharing of the profit from SOS sales. The update to the GPC in the District of Columbia takes into account the $112.4 million in proceeds received by Pepco from the December 2005 sale of an allowed bankruptcy claim against Mirant arising from a settlement agreement entered into with Mirant relating to Mirant's obligation to supply energy and capacity to fulfill Pepco's SOS obligations in the

District of Columbia. The filing also incorporates true-ups to previous disbursements in the GPC for the District of Columbia. In the filing, Pepco requested that $24.3 million be credited to District of Columbia customers during the twelve-month period beginning April 2006. On June 15, 2006, the DCPSC granted conditional approval of the GPC update as filed, effective July 1, 2006. Final approval by the DCPSC is pending.

On December 12, 2006, Pepco submitted an application to the DCPSC to increase electric distribution base rates, including a proposed BSA. The application requested an annual increase of approximately $46.2 million or an overall increase of 13.5%, reflecting a proposed ROE of 10.75%. If the BSA is not approved, the proposed annual increase would be $50.5 million or an overall increase of 14.8%, reflecting an ROE of 11.00%. The application also proposed a Pension/OPEB Expense Surcharge that will allow Pepco to reflect in its distribution rates the increases and decreases that occur in the level of its pension and other post-employment benefits expense. A DCPSC decision is expected in mid-September 2007.

Maryland

On November 17, 2006, Pepco submitted an application to the MPSC to increase electric distribution base rates, including a proposed BSA. The application requested an annual increase of approximately $47.4 million or an overall increase of 10.9%, reflecting a proposed ROE of 11.00%. If the BSA is not approved, the proposed annual increase would be $55.7 million or an overall increase of 12.9%, reflecting a proposed ROE of 11.25%. The application also proposed a Pension/OPEB Expense Surcharge that would allow Pepco to reflect in its distribution rates the increases and decreases that occur in the level of its pension and other post-employment benefits expense. The application requested that rates go into effect on December 17, 2006. In an order dated December 11, 2006, the MPSC suspended the proposed rates pending MPSC approval. An MPSC decision is expected in June 2007.

Federal Energy Regulatory Commission

On May 15, 2006, Pepco updated its FERC-approved formula transmission rates based on its FERC Form 1 data for 2005. This new rate of $12,009 per megawatt per year became effective on June 1, 2006. By operation of the formula rate process, the new rate incorporates true-ups from the 2005 formula rate that was effective June 1, 2005 and the new 2005 customer demand or peak load. Also, beginning in January 2007, the new rates will be applied to 2006 customer demand data, replacing the 2005 demand data that is currently used. This demand component is driven by Pepco's prior year peak load. Further, the rate change will be positively impacted by changes to distribution rates based on the merger settlements in Maryland and the District of Columbia. The net earnings impact expected from the network transmission rate changes is estimated to be a reduction of approximately $2 million year over year (2005 to 2006).

Divestiture Cases

District of Columbia

Final briefs on Pepco's District of Columbia divestiture proceeds sharing application were filed with the DCPSC in July 2002 following an evidentiary hearing in June 2002. That application was filed to implement a provision of Pepco's DCPSC-approved divestiture settlement that provided for a sharing of any net proceeds from the sale of Pepco's generation-related assets. One of the principal issues in the case is whether Pepco should be required to share with customers the excess deferred income taxes

(EDIT) and accumulated deferred investment tax credits (ADITC) associated with the sold assets and, if so, whether such sharing would violate the normalization provisions of the Internal Revenue Code and its implementing regulations. As of December 31, 2006, the District of Columbia allocated portions of EDIT and ADITC associated with the divested generating assets were approximately $6.5 million and $5.8 million, respectively.

Pepco believes that a sharing of EDIT and ADITC would violate the Internal Revenue Service (IRS) normalization rules. Under these rules, Pepco could not transfer the EDIT and the ADITC benefit to customers more quickly than on a straight line basis over the book life of the related assets. Since the assets are no longer owned there is no book life over which the EDIT and ADITC can be returned. If Pepco were required to share EDIT and ADITC and, as a result, the normalization rules were violated, Pepco would be unable to use accelerated depreciation on District of Columbia allocated or assigned property. In addition to sharing with customers the generation-related EDIT and ADITC balances, Pepco would have to pay to the IRS an amount equal to Pepco's District of Columbia jurisdictional generation-related ADITC balance ($5.8 million as of December 31, 2006), as well as its District of Columbia jurisdictional transmission and distribution-related ADITC balance ($4.7 million as of December 31, 2006) in each case as those balances exist as of the later of the date a DCPSC order is issued and all rights to appeal have been exhausted or lapsed, or the date the DCPSC order becomes operative.

In March 2003, the IRS issued a notice of proposed rulemaking (NOPR), which would allow for the sharing of EDIT and ADITC related to divested assets with utility customers on a prospective basis and at the election of the taxpayer on a retroactive basis. In December 2005 a revised NOPR was issued which, among other things, withdrew the March 2003 NOPR and eliminated the taxpayer's ability to elect to apply the regulation retroactively. Comments on the revised NOPR were filed in March 2006, and a public hearing was held in April 2006. Pepco filed a letter with the DCPSC in January 2006, in which it has reiterated that the DCPSC should continue to defer any decision on the ADITC and EDIT issues until the IRS issues final regulations or states that its regulations project related to this issue will be terminated without the issuance of any regulations. Other issues in the divestiture proceeding deal with the treatment of internal costs and cost allocations as deductions from the gross proceeds of the divestiture.

Pepco believes that its calculation of the District of Columbia customers' share of divestiture proceeds is correct. However, depending on the ultimate outcome of this proceeding, Pepco could be required to make additional gain-sharing payments to District of Columbia customers, including the payments described above related to EDIT and ADITC. Such additional payments (which, other than the EDIT and ADITC related payments, cannot be estimated) would be charged to expense in the quarter and year in which a final decision is rendered and could have a material adverse effect on Pepco's and PHI's results of operations for those periods. However, neither PHI nor Pepco believes that additional gain-sharing payments, if any, or the ADITC-related payments to the IRS, if required, would have a material adverse impact on its financial position or cash flows.

Maryland

Pepco filed its divestiture proceeds plan application with the MPSC in April 2001. The principal issue in the Maryland case is the same EDIT and ADITC sharing issue that has been raised in the District of Columbia case. See the discussion above under "Divestiture Cases -- District of Columbia." As of December 31, 2006, the Maryland allocated portions of EDIT and ADITC associated with the divested generating assets were approximately $9.1 million and $10.4 million, respectively. Other issues deal with the treatment of certain costs as deductions from the gross proceeds of the divestiture. In November 2003, the Hearing Examiner in the Maryland proceeding issued a proposed order with respect to the application that concluded that Pepco's Maryland divestiture settlement agreement provided for a sharing between Pepco and customers of the EDIT and ADITC associated with the sold assets. Pepco believes that such a sharing would violate the normalization rules (discussed above) and would result in Pepco's inability to use accelerated depreciation on Maryland allocated or assigned property. If the proposed order is affirmed, Pepco would have to share with its Maryland customers, on an approximately 50/50 basis, the Maryland allocated portion of the generation-related EDIT ($9.1 million as of December 31, 2006), and the Maryland-allocated portion of generation-related ADITC. Furthermore, Pepco would have to pay to the IRS an amount equal to Pepco's Maryland jurisdictional generation-related ADITC balance ($10.4 million as of December 31, 2006), as well as its Maryland retail jurisdictional ADITC transmission and distribution-related balance ($8.4 million as of December 31, 2006), in each case as those balances exist as of the later of the date a MPSC order is issued and all rights to appeal have been exhausted or lapsed, or the date the MPSC order becomes operative. The Hearing Examiner decided all other issues in favor of Pepco, except for the determination that only one-half of the severance payments that Pepco included in its calculation of corporate reorganization costs should be deducted from the sales proceeds before sharing of the net gain between Pepco and customers. Pepco filed a letter with the MPSC in January 2006, in which it has reiterated that the MPSC should continue to defer any decision on the ADITC and EDIT issues until the IRS issues final regulations or states that its regulations project related to this issue will be terminated without the issuance of any regulations.

In December 2003, Pepco appealed the Hearing Examiner's decision to the MPSC as it relates to the treatment of EDIT and ADITC and corporate reorganization costs. The MPSC has not issued any ruling on the appeal and Pepco does not believe that it will do so until action is taken by the IRS as described above. However, depending on the ultimate outcome of this proceeding, Pepco could be required to share with its customers approximately 50 percent of the EDIT and ADITC balances described above in addition to the additional gain-sharing payments relating to the disallowed severance payments, which Pepco is not contesting. Such additional payments would be charged to expense in the quarter and year in which a final decision is rendered and could have a material adverse effect on results of operations for those periods. However, neither PHI nor Pepco believes that additional gain-sharing payments, if any, or the ADITC-related payments to the IRS, if required, would have a material adverse impact on its financial position or cash flows.

Default Electricity Supply Proceedings in Maryland

Pursuant to an order issued by the MPSC in November 2006, Pepco is the SOS provider to its delivery customers who do not choose an alternative electricity supplier. Pepco purchases the power supply required to satisfy its SOS obligations from wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved and supervised by the MPSC. In March 2006, Pepco announced the results of competitive bids to supply electricity to its Maryland SOS customers for one year beginning June 1, 2006. Due to significant increases in the cost of fuels used to generate electricity, the auction results had the effect of increasing the average monthly electric bill by about 38.5% for Pepco's Maryland residential customers.

On April 21, 2006, the MPSC approved a settlement agreement among Pepco, its affiliate DPL, the staff of the MPSC and the Office of Peoples Counsel of Maryland, which provides for a rate mitigation plan for the residential customers of Pepco. Under the plan, the full increase for Pepco's residential customers who affirmatively elect to participate are being phased-in in increments of 15% on June 1, 2006, 15.7% on March 1, 2007 and the remainder on June 1, 2007. Customers electing to participate in the rate deferral plan will be required to pay the deferred amounts over an 18-month period beginning June 1, 2007. Pepco will accrue the interest cost to fund the deferral program. The interest cost will be absorbed by Pepco during the period that the deferred balance is accumulated and collected from customers, to the extent of and offset against the margins that Pepco otherwise would earn for providing SOS to residential customers. As of December 31, 2006, approximately 2% of Pepco's residential customers had elected to participate in the phase-in program.

On June 23, 2006, Maryland enacted legislation that extended the period for customers to elect to participate in the phase-in of higher rates and revised the obligation to provide SOS to residential and small commercial customers until further action of the General Assembly. The legislation also provides for a customer refund reflecting the difference between the interest expense on an initially projected deferred balance at a 25% customer participation level and the interest expense on a deferred balance based on actual participation levels referred to above. The total amount of the refund is approximately $1.1 million for Pepco customers. At Pepco's 2% level of participation, Pepco estimates that the deferral balance, net of taxes, will be approximately $1.4 million. In July 2006, the MPSC approved a revised tariff rider filed in June 2006 by Pepco to implement the legislation.

General Litigation

During 1993, Pepco was served with Amended Complaints filed in the state Circuit Courts of Prince George's County, Baltimore City and Baltimore County, Maryland in separate ongoing, consolidated proceedings known as "In re: Personal Injury Asbestos Case." Pepco and other corporate entities were brought into these cases on a theory of premises liability. Under this theory, the plaintiffs argued that Pepco was negligent in not providing a safe work environment for employees or its contractors, who allegedly were exposed to asbestos while working on Pepco's property. Initially, a total of approximately 448 individual plaintiffs added Pepco to their complaints. While the pleadings are not entirely clear, it appears that each plaintiff sought $2 million in compensatory damages and $4 million in punitive damages from each defendant.

Since the initial filings in 1993, additional individual suits have been filed against Pepco, and significant numbers of cases have been dismissed. As a result of two motions to dismiss, numerous hearings and meetings and one motion for summary judgment, Pepco has had approximately 400 of these cases successfully dismissed with prejudice, either voluntarily by the plaintiff or by the court. As of January 31, 2007, there are approximately 180 cases still pending against Pepco in the State Courts of Maryland; of which approximately 85 cases were filed after December 19, 2000, and have been tendered to Mirant for defense and indemnification pursuant to the terms of the Asset Purchase and Sale Agreement. Under the terms of the Settlement Agreement, Mirant has agreed to assume this contractual obligation. For a description of the Settlement Agreement, see the discussion of the relationship with Mirant above.

While the aggregate amount of monetary damages sought in the remaining suits (excluding those tendered to Mirant) exceeds $360 million, Pepco believes the amounts claimed by current plaintiffs are greatly exaggerated. The amount of total liability, if any, and any related insurance recovery cannot be determined at this time; however, based on information and relevant circumstances known at this time, Pepco does not believe these suits will have a material adverse effect on its financial position, results of operations or cash flows. However, if an unfavorable decision were rendered against Pepco, it could have a material adverse effect on Pepco's financial position, results of operations or cash flows.

Environmental Litigation

Pepco is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. Pepco may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from Pepco's customers, environmental clean-up costs incurred by Pepco would be included in its cost of service for ratemaking purposes.

In the early 1970s, Pepco sold scrap transformers, some of which may have contained some level of PCBs, to a metal reclaimer operating at the Metal Bank/Cottman Avenue site in Philadelphia, Pennsylvania, owned by a nonaffiliated company. In December 1987, Pepco was a notified by the U.S. Environmental Protection Agency (EPA) that it, along with a number of other utilities and non-utilities, was a potentially responsible party (PRP) in connection with the PCB contamination at the site.

In 1994, an RI/FS including a number of possible remedies was submitted to the EPA. In 1997, the EPA issued a Record of Decision that set forth a selected remedial action plan with estimated implementation costs of approximately $17 million. In 1998, the EPA issued a unilateral administrative order to Pepco and 12 other PRPs directing them to conduct the design and actions called for in its decision. In May 2003, two of the potentially liable owner/operator entities filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In October 2003, the bankruptcy court confirmed a reorganization plan that incorporates the terms of a settlement among the two debtor owner/operator entities, the United States and a group of utility PRPs including Pepco (the Utility PRPs). Under the bankruptcy settlement, the reorganized entity/site owner will pay a total of $13.25 million to remediate the site (the Bankruptcy Settlement).

In March 2006, the United States District Court for the Eastern District of Pennsylvania approved global consent decrees for the Metal Bank/Cottman Avenue site, entered into on August 23, 2005, involving the Utility PRPs, the U.S. Department of Justice, EPA, The City of Philadelphia and two owner/operators of the site. Under the terms of the settlement, the two owner/operators will make payments totaling $5.55 million to the U.S. Department of Justice and totaling $4.05 million to the Utility PRPs. The Utility PRPs will perform the remedy at the site and will be able to draw on the $13.25 million from the Bankruptcy Settlement to accomplish the remediation (the Bankruptcy Funds). The Utility PRPs will contribute funds to the extent remediation costs exceed the Bankruptcy Funds available. The Utility PRPs also will be liable for EPA costs associated with overseeing the monitoring and operation of the site remedy after the remedy construction is certified to be complete and also the cost of performing the "5 year" review of site conditions required by the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Any Bankruptcy Funds not spent on the remedy may be used to cover the Utility PRPs' liabilities for future costs. No parties are released from potential liability for damages to natural resources.

As of December 31, 2006, Pepco had accrued $1.7 million to meet its liability for a remedy at the Metal Bank/Cottman Avenue site. While final costs to Pepco of the settlement have not been determined, Pepco believes that its liability at this site will not have a material adverse effect on its financial position, results of operations or cash flows.

IRS Mixed Service Cost Issue

During 2001, Pepco changed its method of accounting with respect to capitalizable construction costs for income tax purposes. The change allowed Pepco to accelerate the deduction of certain expenses that were previously capitalized and depreciated. Through December 31, 2005, these accelerated deductions generated incremental tax cash flow benefits of approximately $94 million, primarily attributable to its 2001 tax returns.

On August 2, 2005, the Treasury Department released regulations that, if adopted in their current form, would require Pepco to change its method of accounting with respect to capitalizable construction costs for income tax purposes for tax periods beginning in 2005. Based on those regulations, PHI in its 2005 federal tax return adopted an alternative method of accounting for capitalizable construction costs that management believes will be acceptable to the IRS.

On the same day that the new regulations were released, the IRS issued Revenue Ruling 2005-53, which is intended to limit the ability of certain taxpayers to utilize the method of accounting for income tax purposes they utilized on their tax returns for 2004 and prior years with respect to capitalizable construction costs. In line with this Revenue Ruling, the IRS revenue agent's report for the 2001 and 2002 tax returns disallowed substantially all of the incremental tax benefits that Pepco had claimed on those returns by requiring it to capitalize and depreciate certain expenses rather than treat such expenses as current deductions. PHI's protest of the IRS adjustments is among the unresolved audit matters relating to the 2001 and 2002 audits pending before the Appeals Office.

In February 2006, PHI paid approximately $121 million of taxes to cover the amount of taxes that management estimated to be payable based on the method of tax accounting that PHI, pursuant to the proposed regulations, has adopted on its 2005 tax return. However, if the IRS is successful in requiring Pepco to capitalize and depreciate construction costs that result in a tax and interest assessment greater than management's estimate of $121 million, PHI will be required to pay additional taxes and interest only to the extent these adjustments exceed the $121 million payment made in February 2006.

Contractual Obligations

As of December 31, 2006, Pepco's contractual obligations under non-derivative fuel and power purchase contracts (excluding PPA-related obligations that are part of the back-to-back agreement with Mirant) were $810.3 million in 2007, $484.2 million in 2008 to 2009, $19.1 million in 2010 to 2011, and zero in 2012 and thereafter.

(12) **RELATED PARTY TRANSACTIONS**

PHI Service Company provides various administrative and professional services to PHI and its regulated and unregulated subsidiaries including Pepco. The cost of these services is allocated in accordance with cost allocation methodologies set forth in the service agreement using a variety of factors, including the subsidiaries' share of employees, operating expenses, assets, and other cost causal methods. These intercompany transactions are eliminated by PHI in consolidation and no profit results from these transactions at PHI. PHI Service Company costs directly charged or allocated to Pepco for the years ended December 31, 2006, 2005 and 2004 were approximately $114.4 million, $114.6 million and $91.1 million, respectively.

Certain subsidiaries of Pepco Energy Services perform utility maintenance services, including services that are treated as capital costs, for Pepco. Amounts paid by Pepco to these companies for the years ended December 31, 2006, 2005 and 2004 were approximately $15.3 million, $11.6 million and $14.1 million, respectively.

In addition to the transactions described above, Pepco's financial statements include the following related party transactions in its Statements of Earnings:

	For the Year Ended December 31,		
	2006	**2005**	**2004**
Income (Expense)	(Millions of dollars)		
Intercompany power purchases - Conectiv Energy Supply (a)	$(35.6)	$ -	$ -
Intercompany lease transactions (b)	$ (2.4)	$ (4.4)	$(5.6)

As of December 31, 2006 and 2005, Pepco had the following balances on its Balance Sheets due (to)/from related parties:

	2006	**2005**
Asset (Liability)	(Millions of dollars)	
Payable to Related Party (current)		
PHI Service Company	$(.9)	$(15.3)
PHI Parent	(5.0)	(.1)
Conectiv Energy Supply	(4.8)	-
Pepco Energy Services (c)	(35.4)	(25.0)
The items listed above are included in the "Accounts payable to associated companies" balance on the Balance Sheet of $46.0 million and $40.3 million at December 31, 2006 and 2005, respectively.		
Money Pool Balance with Pepco Holdings (included in cash and cash equivalents in 2006 and 2005 on the Balance Sheet)	$ .4	$ 73.1

(a) Included in fuel and purchased energy.

(b) Included in other operation and maintenance.

(c) Pepco bills customers on behalf of Pepco Energy Services where customers have selected Pepco Energy Services as their alternative supplier or where Pepco Energy Services has performed work for certain government agencies under a General Services Administration area-wide agreement.

(13) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations and differences between summer and winter rates.

	2006				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
	(Millions of dollars)				
Total Operating Revenue	$475.2	$520.5	$742.3	$478.5	$2,216.5
Total Operating Expenses	441.6	474.6	650.5	449.6	2,016.3
Operating Income	33.6	45.9	91.8	28.9	200.2
Other Expenses	(13.9)	(13.6)	(15.4)	(14.5)	(57.4)
Income Before Income Tax Expense	19.7	32.3	76.4	14.4	142.8
Income Tax Expense	9.1	13.4	27.5	7.4	57.4
Net Income	10.6	18.9	48.9	7.0	85.4
Dividends on Preferred Stock	1.0	-	-	-	1.0
Earnings Available for Common Stock	$ 9.6	$ 18.9	$ 48.9	$ 7.0	$ 84.4

	2005				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
	(Millions of dollars)				
Total Operating Revenue	$419.9	$403.5	$581.1	$440.8	$1,845.3
Total Operating Expenses	386.3	341.7	419.2 (a)	341.8 (b)	1,489.0
Operating Income	33.6	61.8	161.9	99.0	356.3
Other Expenses	(16.8)	(13.8)	(17.0)	(16.1)	(63.7)
Income Before Income Tax Expense	16.8	48.0	144.9	82.9	292.6
Income Tax Expense	7.7	20.3	64.1 (c)	35.5 (d)	127.6
Net Income	9.1	27.7	80.8	47.4	165.0
Dividends on Preferred Stock	.3	.3	.3	.4	1.3
Earnings Available for Common Stock	$ 8.8	$ 27.4	$ 80.5	$ 47.0	$ 163.7

NOTE: Sales of electric energy are seasonal and, accordingly, comparisons by quarter within a year are not meaningful.

(a) Includes $68.1 million gain ($40.7 million after-tax) from sale of non-utility land owned by Pepco at Buzzard Point.

(b) Includes $70.5 million gain ($42.2 million after-tax) from the settlement of Pepco's $105 million allowed, pre-petition general unsecured claim against Mirant.

(c) Includes $4.6 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.

(d) Includes $1.4 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

All of the financial statements of Pepco described below are set forth in Item 13. "Financial Statements and Supplementary Data."

Exhibits

3.01	Restated Articles of Incorporation and Articles of Restatement (as filed in the District of Columbia) (included in Exhibit 3.1 to Pepco's Form 10-Q, dated May 5, 2006 (File No. 001-01072) and incorporated by reference herein)
3.02	By-Laws (included in Exhibit 3.1 to Pepco's Form 10-Q, dated May 5, 2006 (File No. 001-01072) and incorporated by reference herein)
4.01	Mortgage and Deed of Trust, dated July 1, 1936, of Pepco to The Bank of New York as Successor Trustee, securing First Mortgage Bonds of Pepco, and Supplemental Indenture dated July 1, 1936 (included in Exhibit B-4 to First Amendment, dated June 19, 1936, to Pepco's Registration Statement No. 2-2232 and incorporated by reference herein)
4.01(a)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of December 10, 1939 (Exhibit B to Pepco's Form 8-K, dated January 3, 1940 (File No. 001-01072) and incorporated by reference herein)
4.01(b)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 15, 1942 (included in Exhibit B-1 to Amendment No. 2, dated August 24, 1942, and B-3 to Post-Effective Amendment, dated August 31, 1942, to Pepco's Registration Statement No. 2-5032 and incorporated by reference herein)

4.01(c)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of October 15, 1947 (included in Exhibit A to Pepco's Form 8-K, dated December 8, 1947 (File No. 001-01072) and incorporated by reference herein)
4.01(d)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of December 31, 1948 (included in Exhibit A-2 to Pepco's Form 10-K, dated April 13, 1949 (File No. 001-01072) and incorporated by reference herein)
4.01(e)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of December 31, 1949 (included in Exhibit (a)-1 to Pepco's Form 8-K, dated February 8, 1950 (File No. 001-01072) and incorporated by reference herein)
4.01(f)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of February 15, 1951 (included in Exhibit (a) to Pepco's Form 8-K, dated March 9, 1951 (File No. 001-01072) and incorporated by reference herein)
4.01(g)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of February 16, 1953 (included in Exhibit (a)-1 to Pepco's Form 8-K, dated March 5, 1953 (File No. 001-01072) and incorporated by reference herein)
4.01(h)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 15, 1954 (included in Exhibit 4-B to Pepco's Registration Statement No. 2-11627, dated May 2, 1955 and incorporated by reference herein)
4.01(i)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 15, 1955 (included in Exhibit 4-B to Pepco's Registration Statement No. 2-11627, dated May 2, 1955 and incorporated by reference herein)
4.01(j)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 15, 1956 (included in Exhibit C to Pepco's Form 10-K, dated April 4, 1956 (File No. 001-01072) and incorporated by reference herein)
4.01(k)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 1957 (included in Exhibit 4-B to Pepco's Registration Statement No. 2-13884, dated February 5, 1958 and incorporated by reference herein)
4.01(l)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1958 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-14518, dated November 10, 1958 and incorporated by reference herein)
4.01(m)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1959 (included in Exhibit 4-B to Amendment No. 1, dated May 13, 1959, to Pepco's Registration Statement No. 2-15027 and incorporated by reference herein)
4.01(n)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 2, 1960 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-17286, dated November 9, 1960 and incorporated by reference herein)
4.01(o)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 3, 1961 (included in Exhibit A-1 to Pepco's Form 10-K, dated April 24, 1961 and incorporated by reference herein)
4.01(p)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1962 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-21037, dated January 25, 1963 and incorporated by reference herein)

4.01(q)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1963 (included in Exhibit 4-B to Pepco's Registration Statement No. 2-21961, dated December 19, 1963 and incorporated by reference herein)
4.01(r)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 23, 1964 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-22344, dated April 24, 1964 and incorporated by reference herein)
4.01(s)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 3, 1965 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-24655, dated March 16, 1966 and incorporated by reference herein)
4.01(t)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 1, 1966 (included in Exhibit 1 to Pepco's Form 10-K, dated April 11, 1967 (File No. 001-01072) and incorporated by reference herein)
4.01(u)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 28, 1967 (included in Exhibit 2-B to Post-Effective Amendment No. 1 to Pepco's Registration Statement No. 2-26356, dated May 3, 1967 and incorporated by reference herein)
4.01(v)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 3, 1967 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-28080, dated January 25, 1968 and incorporated by reference herein)
4.01(w)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1968 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-31896, dated February 28, 1969 and incorporated by reference herein)
4.01(x)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 16, 1969 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-36094, dated January 27, 1970 and incorporated by reference herein)
4.01(y)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 15, 1970 (included in Exhibit 2-B to Pepco's Registration Statement No. 2-38038, dated July 27, 1970 and incorporated by reference herein)
4.01(z)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 1, 1971 (included in Exhibit 2-C to Pepco's Registration Statement No. 2-45591, dated September 1, 1972 and incorporated by reference herein)
4.01(aa)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 17, 1981 (included in Exhibit 2 to Amendment No. 1 to Form 8-A, dated June 18, 1981 (File No. 001-01072) and incorporated by reference herein)
4.01(bb)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1985 (included in Exhibit 2B to Form 8-A, dated November 1, 1985 (File No. 001-01072) and incorporated by reference herein)
4.01(cc)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 16, 1987 (included in Exhibit 4-B to Registration Statement No. 33-18229, dated October 30, 1987 and incorporated by reference herein)
4.01(dd)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1989 (included in Exhibit 4-C to Registration Statement No. 33-29382, dated June 16, 1989 and incorporated by reference herein)

4.01(ee)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 21, 1991 (included in Exhibit 4 to Form 10-K, dated March 27, 1992 (File No. 001-01072) and incorporated by reference herein)
4.01(ff)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 7, 1992 (included in Exhibit 4 to Pepco's Form 10-K, dated March 26, 1993 (File No. 001-01072) and incorporated by reference herein)
4.01(gg)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 1, 1992 (included in Exhibit 4 to Pepco's Form 10-K, dated March 26, 1993 (File No. 001-01072) and incorporated by reference herein)
4.01(hh)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1992 (included in Exhibit 4 to Pepco's Form 10-K, dated March 26, 1993 (File No. 001-01072) and incorporated by reference herein)
4.01(ii)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1993 (included in Exhibit 4 to Pepco's Form 10-K, dated March 26, 1993 (File No. 001-01072) and incorporated by reference herein)
4.01(jj)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 1, 1993 (included in Exhibit 4.4 to Pepco's Registration Statement No. 33-49973, dated August 11, 1993 and incorporated by reference herein)
4.01(kk)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 30, 1993 (included in Exhibit 4 to Pepco's Form 10-K, dated March 25, 1994 (File No. 001-01072) and incorporated by reference herein)
4.01(ll)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of February 10, 1994 (included in Exhibit 4 to Pepco's Form 10-K, dated March 25, 1994 (File No. 001-01072) and incorporated by reference herein)
4.01(mm)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of February 11, 1994 (included in Exhibit 4 to Pepco's Form 10-K, dated March 25, 1994 (File No. 001-01072) and incorporated by reference herein)
4.01(nn)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 10, 1995 (included in Exhibit 4.3 to Registration Statement No. 33-61379, dated July 28, 1995 (File No. 001-01072) and incorporated by reference herein)
4.01(oo)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of October 2, 1997 (included in Exhibit 4 to Pepco's Form 10-K, dated March 26, 1998 (File No. 001-01072) and incorporated by reference herein)
4.01(pp)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 17, 2003 (included in Exhibit 4.1 to Pepco's Form 10-K, dated March 11, 2004 (File No. 001-01072) and incorporated by reference herein)
4.01(qq)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 16, 2004 (included in Exhibit 4.3 to Pepco's Form 8-K, dated March 23, 2004 (File No. 001-01072) and incorporated by reference herein)
4.01(rr)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 24, 2005 (included in Exhibit 4.2 to Pepco's Form 8-K, dated May 26, 2005 (File No. 001-01072) and incorporated by reference herein)

4.01(ss)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 2006 (included in Exhibit 4.1 of Pepco's Form 8-K, dated April 17, 2006 (File No. 001-01072) and incorporated by reference herein)
4.02	Indenture, dated as of July 28, 1989, between Pepco and The Bank of New York, Trustee, with respect to Pepco's Medium-Term Note Program (included in Exhibit 4 to Pepco's Form 8-K, dated June, 21, 1990 (File No. 001-01072) and incorporated by reference herein)
4.03	Senior Note Indenture dated November 17, 2003 between Pepco and The Bank of New York (included in Exhibit 4.2 to Pepco's Form 8-K, dated November 21, 2003 (File No. 001-01072) and incorporated by reference herein)
10.01	Potomac Electric Power Company Director and Executive Deferred Compensation Plan (included in Exhibit 10.22 to Pepco's Form 10-K, dated March 28, 2003 (File No. 001-01072) and incorporated by reference herein)*
10.02	Potomac Electric Power Company Long-Term Incentive Plan (included in Exhibit 4 to Pepco's Form S-8, dated June 12, 1998 (File No. 001-01072) and incorporated by reference herein)*
10.03	Asset Purchase and Sale Agreement for Generating Plants and Related Assets by and between Pepco and Southern Energy, Inc. dated June 7, 2000, including Exhibits A through M (included as Exhibit 10 to Pepco's Form 8-K, dated June 13, 2000 (File No. 001-01072) and incorporated by reference herein)
10.04	Amendment No. 1, dated September 18, 2000 to Asset Purchase and Sale Agreement for Generating Plants and Related Assets by and between Pepco and Southern Energy, Inc., dated June 7, 2000, including Exhibits A-1, A-2 and A-3 (included in Exhibit 10.1 to Pepco's Form 8-K, dated December 19, 2000 (File No. 001-01072) and incorporated by reference herein)
10.05	Amendment No. 2, dated December 19, 2000, to Asset Purchase and Sale Agreement for Generating Plants and Related Assets by and between Pepco and Southern Energy, Inc., dated June 7, 2000 (included in Exhibit 10.2 to Pepco's Form 8-K, dated December 19, 2000 (File No. 001-01072) and incorporated by reference herein)
10.06	Settlement Agreement and Release dated October 24, 2003, between and among, Pepco, Mirant American Energy Marketing, LP, and Mirant Corporation (included in Exhibit 10.1 to Pepco's Form 8-K, dated October 24, 2003 (File No. 001-01072) and incorporated by reference herein)
10.07	Credit Agreement dated May 5, 2005 between PHI, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company and the Lenders named therein (Exhibit 10.1 to Pepco's Form 10-Q, dated May 9, 2005 (File No. 001-01072) and incorporated by reference herein)
10.08	First Amendment, dated April 11, 2006, to Credit Agreement between PHI, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company and the Lenders named therein (included as Exhibit 10 to Pepco's Form 10-Q dated May 5, 2006 (File No. 001-01072) and incorporated by reference herein)
10.09	Sale and Purchase Agreement, dated June 3, 2005, with John Akridge Development Company (Exhibit 10.1 to Pepco's Form 8-K, dated July 22, 2005 (File No. 001-01072) and incorporated by reference herein)

10.10	First Amendment to Sale and Purchase Agreement, dated June 8, 2005, with John Akridge Development Company (Exhibit 10.2 to Pepco's Form 8-K, dated July 22, 2005 (File No. 001-01072) and incorporated by reference herein)
10.11	Second Amendment to Sale and Purchase Agreement, dated July 18, 2005, with John Akridge Development Company (Exhibit 10.3 to Pepco's Form 8-K, dated July 22, 2005 (File No. 001-01072) and incorporated by reference herein)
10.12	Assignment of TPA Claim to Deutsche Bank Securities, Inc. dated December 19, 2005 (included in Exhibit 3.2 to Pepco's Form 10-K, dated March 13, 2006 (File No. 001-01072) and incorporated by reference herein)
10.13	Change-in-Control Severance Plan for Certain Executive Employees (Exhibit 10 to Pepco's Form 8-K, dated January 30, 2006 (File No. 001-01072) and incorporated by reference herein)
10.14	PHI Named Executive Officer 2006 Compensation Determinations (included in Exhibit 3.2 to Pepco's Form 10-K, dated March 13, 2006 (File No. 001-01072) and incorporated by reference herein)*
10.15	Settlement Agreement and Release, dated as of May 30, 2006, by and among Pepco and certain affiliated companies and Mirant Corporation and certain affiliated companies (included in Exhibit 10.1 to Pepco's Form 8-K, dated May 31, 2006 (File No. 001-01072) and incorporated by reference herein)
12.01	Statement of computation of ratio of earnings to fixed charges (included in Exhibit 12.2 to Pepco's Form 10-K, dated March 1, 2006 (File No. 001-01072) and incorporated by reference herein)

* Management contract or compensatory plan or arrangement.

Certain instruments defining the rights of the holders of long-term debt of Pepco (including medium-term notes, unsecured notes, senior notes and tax-exempt financing instruments) have not been filed as exhibits in accordance with Regulation S-K Item 601(b)(4)(iii) because such instruments do not authorize securities in an amount which exceeds 10% of the total assets of Pepco on a consolidated basis.

Pepco agrees to furnish to the Securities and Exchange Commission upon request a copy of any such exhibit omitted by it.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY

By: /s/ ELLEN SHERIFF ROGERS
        Name: Ellen Sheriff Rogers
        Title: Secretary

Date: April 16, 2007